FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File Nos. 333-10410, 333-14100 and 333-110804) and registration statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08100, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460, 333-11462) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term “company” refers to Diageo plc and the terms “group” and “Diageo” refer to the company and its consolidated subsidiaries. References used herein to “shares” and “ordinary shares” are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency, references to “US dollars”, “US$”, “$” or “¢” are to US currency and references to the “euro” or “€” are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2005 of £1 = $1.72. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

For all periods up to and including the year ended 30 June 2005, Diageo prepared its primary financial statements under UK generally accepted accounting principles (UK GAAP). From 1 July 2005 the group is required to comply with all current International Accounting Standards, International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRS) as adopted for use in the European Union (EU) in its consolidated annual financial statements. These interim financial statements comply with applicable IFRS and have been prepared in accordance with IAS 34—Interim Financial Reporting. There is no difference between IFRS as applied in this document by Diageo and applicable IFRS as adopted by the International Accounting Standards Board (IASB). Further information on the basis of preparation is presented in the notes to the unaudited financial information for the six month period ended 31 December 2005, specifically note 1 “Basis of preparation” and note 12 “Explanation of transition to IFRS”.

IFRS are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore subject to change. Accordingly, the information presented in the interim financial statements and the format of presentation may be subject to change as accounting standards and interpretations are endorsed by the EU, new guidance is issued or practice develops. Diageo has taken advantage of the US GAAP Condensed Information Option, announced by the US Securities Exchange Commission in the Final Rule: First-time Application of IFRS, under which the group is permitted to use condensed US GAAP information for periods where IFRS information is unavailable.

The operating and financial review, IFRS selected consolidated financial data and IFRS financial information included in this document for the six month periods ended 31 December 2005 and 31 December 2004 have been derived from the published Diageo interim financial statements. In addition, this document contains separate financial information of the group under US GAAP and details of the principal differences between IFRS and US GAAP relevant to Diageo.

The principal executive office of the company is located at 8 Henrietta Place, London, W1G 0NB, England and its telephone number is +44 (0) 20 7927 5200.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated costs savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•       increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•       the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•       Diageo’s ability to complete future acquisitions and disposals;

•       legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the business, environmental laws and laws governing pensions;

•       developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

•       developments in the Colombian litigation and any similar proceedings;

•       changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•       changes in the cost of raw materials and labour costs;

•       changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•       levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•       renewal of distribution rights on favourable terms when they expire;

•       termination of existing distribution rights on agency brands;

•       technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•       changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the “risk factors” contained in the annual report on Form 20-F for the year ended 30 June 2005 filed with the

US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the US Securities and Exchange Commission.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This document includes disclosure about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

TRADEMARKS, TRADE NAMES AND MARKET DATA

This report on Form 6-K includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

The market data contained in the document is taken from independent industry sources in the markets in which Diageo operates.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2005.

Selected Consolidated Financial Data

The following table presents selected consolidated financial data for Diageo as of and for the six month periods ended 31 December 2005 and 31 December 2004, derived from the unaudited financial information presented elsewhere in this document, and as of and for the year ended 30 June 2005 and as at the appropriate period ends. The US GAAP financial data as of and for the year ended 30 June 2005 has been derived from Diageo’s consolidated financial statements, which have been audited by Diageo’s independent auditor. The IFRS financial data as of and for the year ended 30 June 2005 has not been audited. The unaudited consolidated interim financial statements, in the opinion of Diageo management, include all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2005 are not necessarily indicative of the results for the year ending 30 June 2006. All data relates to continuing operations unless otherwise stated.

	Six months ended 31 December			Year ended 30 June
Income statement data(1)(2)(9)	2005	2005	2004 (restated)	2005 (restated)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
IFRS	$ million	£ million	£ million	£ million
Sales	9,217	5,359	4,946	8,968
Operating profit before exceptional items(2)	2,169	1,261	1,185	1,932
Exceptional items charged to operating profit(4)	—	—	(16)	(201)
Operating profit	2,169	1,261	1,169	1,731
Other exceptional items(4)
Continuing operations	260	151	218	214
Discontinued operations(3)	—	—	—	53
Total other exceptional items	260	151	218	267
Profit for the period
Continuing operations	2,073	1,205	1,002	1,326
Discontinued operations(3)	—	—	—	73
Total profit for the period	2,073	1,205	1,002	1,399
Per share data
IFRS	$	pence	pence	pence
Dividend per share (declared)(5)	0.21	11.95	11.35	29.55
Earnings per share
Continuing operations
Basic	0.69	40.4	32.2	42.8
Diluted	0.69	40.4	32.2	42.8
Discontinued operations(3)
Basic	—	—	—	2.4
Diluted	—	—	—	2.4
Continuing and discontinued operations
Basic	0.69	40.4	32.2	45.2
Diluted	0.69	40.4	32.2	45.2

	Six months ended 31 December			Year ended
Income statement data(2)(9)	2005	2005	2004	30 June
US GAAP	(unaudited) $ million	(unaudited) £ million	(unaudited) £ million	2005 £ million
Sales	9,436	5,486	5,175	9,170
Gains/(losses) on disposal of businesses	28	16	3	(2)
Operating income	2,057	1,196	1,153	1,768
Net income before cumulative effect of accounting change	1,746	1,015	934	1,470
Cumulative effect of accounting change(6)	(4)	(2)	—	—
Net income	1,742	1,013	934	1,470

	Six months ended 31 December			Year ended
Per share data	2005	2005	2004	30 June
US GAAP	(unaudited) $	(unaudited) pence	(unaudited) pence	2005 pence
Basic earnings per ordinary share before cumulative change of accounting	0.61	35.2	31.1	49.5
Cumulative effect of accounting change(6)	(0.01)	(0.1)	—	—
Basic earnings per ordinary share	0.60	35.1	31.1	49.5
Diluted earnings per ordinary share before cumulative change of accounting	0.61	35.2	31.1	49.4
Cumulative effect of accounting change(6)	(0.01)	(0.1)	—	—
Diluted earnings per ordinary share	0.60	35.1	31.1	49.4
Basic earnings per ADS	2.41	140.4	124.4	198.0
Diluted earnings per ADS	2.41	140.4	124.4	197.6

	As at 31 December			As at 30 June
Balance sheet data(1)(2)(9)	2005	2005	2004	2005
IFRS	(unaudited) $ million	(unaudited) £ million	(unaudited) £ million	(unaudited) £ million
Total assets	25,270	14,692	14,728	13,921
Net borrowings(7)	6,727	3,911	3,484	3,706
Equity attributable to the parent company’s equity shareholders	7,898	4,592	4,839	4,459
Called up share capital(8)	1,519	883	883	883
	million	million	million	million
Number of ordinary shares(8)	3,051	3,051	3,050	3,050

	As at 31 December			As at
Balance sheet data(2)(9)	2005	2005	2004	30 June
US GAAP	(unaudited) $ million	(unaudited) £ million	(unaudited) £ million	2005 £ million
Total assets	36,278	21,092	22,582	21,570
Long term obligations(7)	6,741	3,919	2,979	3,751
Shareholders’ equity	16,457	9,568	10,295	9,853
	million	million	million	million
Number of ordinary shares(8)	3,051	3,051	3,050	3,050

This information should be read in conjunction with the notes on pages   7   to   9   .

Notes to the selected consolidated financial data

1                    New IFRS accounting policies

The results for the six month period ended 31 December 2005 are the group’s first interim financial statements published in respect of part of the period to be covered by the first consolidated annual financial statements prepared in accordance with IFRS. Extracts from the income statement, balance sheet and cash flow statement as of and for the six month period ended 31 December 2004 and as of and for the year ended 30 June 2005 presented here have been restated under IFRS as applied by the group from financial information previously reported in the group’s consolidated financial statements as of and for the six month period ended 31 December 2004 and as of and for the year ended 30 June 2005. The IFRS accounting policies applied by the group to the financial information in this document are presented on pages [34 to 38], along with an explanation of the primary impacts of IFRS on the group’s financial results and position as previously reported under UK GAAP.

The group has adopted the amendment to IAS 21—The effects of changes in foreign exchange rates, approved by the IASB in November 2005, in its interim financial statements. This amendment clarifies the accounting treatment for net investments in foreign subsidiaries and for the treatment of foreign exchange differences on monetary items which form part of a reporting entity’s net investment in a foreign operation.

The effect of implementing this amendment is that a number of intra-group financing arrangements are now regarded as part of the group’s net investment in foreign operations and the foreign exchange arising on translation of these balances is recorded in equity. Prior to adoption of the amendment, IAS 21 required the foreign exchange arising on translation of these balances to be taken to income. The effect on implementation of the amendment is to increase the interest charge for the six month period ended 31 December 2005 by £2 million (six month period ended 31 December 2004—decrease of £1 million; year ended 30 June 2005—increase of £9 million). Basic and diluted earnings per share for the six month period ended 31 December 2005 have been decreased by 0.1p (six month period ended 31 December 2004—increased by 0.1p; year ended 30 June 2005—decreased by 0.4p). There is no impact on net assets.

In the process of implementing the amendment to IAS 21, the group reconsidered its interpretation of the wording of the original IAS 21 standard and has identified that other foreign exchange losses in the six month period ended 31 December 2004 and other foreign exchange gains in the year ended 30 June 2005 in the preliminary IFRS information previously published, in respect of intra-group financing arrangements forming part of the group’s net investment in foreign operations, were originally charged to income and should have been recognised directly in equity. The group has reclassified these exchange movements resulting in an increase in other finance income and net income of £26 million in the six month period ended 31 December 2004 (year ended 30 June 2005—decrease of £1 million). Basic and diluted earnings per share for the six month period ended 31 December 2004 have been increased by 0.8p (year ended 30 June 2005—nil). There is no impact on net assets.

2                    Continuing operations

There have been no significant acquisitions or business combinations involving the group in the period from 1 July 2004.

3                    Discontinued operations

Discontinued operations in the year ended 30 June 2005 under IFRS are in respect of Burger King. There are no discontinued operations under US GAAP.

4                    Exceptional items

Following the implementation of IFRS, the group has decided to continue with its separate presentation of certain items as “exceptional”. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. Exceptional items, as presented by management, do not represent extraordinary items under US GAAP. An analysis of exceptional items before taxation under IFRS is as follows:

	Six months ended 31 December		Year ended 30 June
	2005	2004	2005
	(unaudited) £ million	(unaudited) £ million	(unaudited) £ million
Exceptional items (charged)/credited to operating profit
Seagram integration costs	—	(6)	(30)
Thalidomide trust	—	—	(149)
Park Royal brewery accelerated depreciation	—	(14)	(29)
Disposal of property, plant and equipment	—	4	7
	—	(16)	(201)
Other exceptional items
Gain on disposal of General Mills shares	151	219	221
Losses on disposal of other non-current assets	—	—	(7)
Losses on disposal and termination of businesses—continuing	—	(1)	—
Total continuing operations	151	218	214
Gains on disposal and termination of businesses—discontinued	—	—	53
Total other exceptional items	151	218	267

Exceptional tax credits amounted to £117 million in the six month period ended 31 December 2005 (2004—£14 million) including a £110 million increase in the group’s deferred tax assets following agreement of certain brand carrying values with fiscal authorities.

5                    Dividends

The Diageo plc board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the Diageo plc board deems relevant. The dividends paid are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

The table below sets out the amounts of interim, final and total cash dividends declared by Diageo plc on each ordinary share.

		Six months ended 31 December		Year ended 30 June
		2005	2004	2005
		pence	pence	pence
Per ordinary share	Interim	11.95	11.35	11.35
	Final	—	—	18.20
	Total	11.95	11.35	29.55
		$	$	$
Per ADS	Interim	0.82	0.80	0.80
	Final	—	—	1.29
	Total	0.82	0.80	2.09

The interim dividend for the six month period ended 31 December 2005 will be paid on 6 April 2006. Payment to US ADR holders will be made on 12 April 2006. In the table above, an exchange rate of £1 = $1.72 has been assumed. The actual amount to be received by US ADR holders will be determined by the rate of exchange on 12 April 2006.

6                    Employee share options

From 1 July 2005 Diageo adopted the provisions of SFAS No. 123(R)—Share-Based Payment for its US GAAP reporting. On adoption of SFAS 123(R), Diageo revalued unvested awards in its senior executive share option plan (SESOP) and recognised a cumulative effect of an accounting change of £2 million net of tax in its US GAAP financial information.

7                    Definitions

Net borrowings is defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash and cash equivalents, interest rate and foreign currency swaps and other liquid resources. Long term obligations is defined as long term borrowings and capital lease obligations which fall due after more than one year.

8                    Share capital

The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. The number of ordinary shares represents the number of shares in issue and fully paid up at the balance sheet date. Of these, 47 million (30 June 2005—43 million) are held in employee share trusts and 170 million (30 June 2005—86 million) are held as treasury shares and are all deducted from total equity. During the six month period ended 31 December 2005, Diageo repurchased 84.4 million shares for cancellation or to be held as treasury shares at a cost of £704 million (six month period ended 31 December 2004—48.2 million, cost of £353 million; year ended 30 June 2005—94.4 million ordinary shares, cost of £710 million).

9                    Exchange rates

A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally the US dollar. For the convenience of the reader, selected financial information for the six month period ended 31 December 2005 has been translated into US dollars at the noon buying rate on 31 December 2005 of £1 = $1.72.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2005	2004	2005
Period end	1.72	1.92	1.79
Average rate	1.76	1.85	1.86

CAPITALISATION AND INDEBTEDNESS

The following table sets forth on an IFRS basis the unaudited actual capitalisation of Diageo as at 31 December 2005:

31 December 2005
(unaudited) £ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	1,047
Long term borrowings
Due from one to five years	2,445
Due after five years	1,462
3,907
Finance lease obligation	10
Equity minority interests	197
Equity attributable to the equity shareholders of the company
Called up share capital	883
Share premium account	1,339
Own shares held	(1,727)
Capital redemption reserve	3,060
Cash flow hedging deficit	(42)
Currency translation reserve	169
Retained earnings	910
4,592
Total capitalisation	8,706

Notes

1.                At 31 December 2005, the group had cash and cash equivalents of £1,039 million.

2.                At 31 December 2005, £58 million of the group’s net borrowings due within one year and £44 million of the group’s net borrowings due after more than one year were secured.

3.                At 31 December 2005, there were potential issues of approximately 2 million new ordinary shares outstanding under Diageo’s employee share option schemes.

4.                At 31 December 2005, the total authorised share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 3,050,644,627 ordinary shares were issued and fully paid, including shares issued, shares held in employee share trusts and those held as treasury shares.

5.                In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£116 million) until November 2009. Including this guarantee, but net of the amounts provided in the consolidated interim financial statements, the group has given performance guarantees and indemnities to the third parties of £176 million at 31 December 2005. Since 31 December 2005, there has been no material change in the group’s performance guarantees and indemnities.

6.                Since 31 December 2005, the group has repurchased 36 million of its own shares, which are being held as treasury shares, at a cost of £309 million. Other than as described above, there has been no material change in the capitalisation of the group since 31 December 2005.

OPERATING AND FINANCIAL REVIEW

Information presented

Diageo’s strategy is to generate consistent top line growth while enhancing its operating margins. Diageo’s brands are the platform from which its strategy will be delivered. The company’s leadership position in premium drinks is based on its ownership of a number of the world’s top selling premium brands. Diageo manages nine of the world’s top 20 premium distilled spirits brands as defined by Impact, a publication which compiles volume statistics for the international drinks industry. The following discussion is based on Diageo’s IFRS results for the six month period ended 31 December 2005 compared with the six month period ended 31 December 2004.

There are a number of accounting differences between IFRS and US GAAP. A reconciliation of net income from IFRS to US GAAP and an explanation of the differences between IFRS and US GAAP are set out in the US GAAP unaudited consolidated financial information on pages [F-18] to [F-33] of this document.

In addition to describing the significant factors impacting the income statement for the six month period ended 31 December 2005 compared to the prior period, additional information is also presented on the operating performance of the group.

Non-GAAP measures

Organic movement in volume, sales, net sales after deducting excise duties and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, certain information is presented using pounds sterling amounts on a constant currency basis. This strips out the effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.

Acquisitions and disposals also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as “organic” performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales after deducting excise duties and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not a replacement for, the comparable GAAP measures: sales, net sales after deducting excise duties and reported movements in individual income statement captions. These GAAP measures reflect all of the factors which impact on the business.

Definitions

Market data information is taken from independent industry sources in the markets in which Diageo operates. Diageo believes that all of the information in this document that is based on statements from industry sources is reliable.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.

Net sales are sales after deducting excise duties.

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to ready to drink include flavored malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Caesar and Smirnoff Signatures. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. The share data contained in this document is taken from independent industry sources in the markets in which Diageo operates. Unless otherwise stated, share refers to volume share.

Share of voice is the media spend of a particular brand when compared to others in its category. The share of voice data in this document is taken from independent industry sources in the markets in which Diageo operates.

Operating results for the six months ended 31 December 2005 compared with the six months ended 31 December 2004

Condensed consolidated income statement

	Six months ended 31 December 2005			Six months ended 31 December 2004
	Before exceptional items	Exceptional items	Total	Before exceptional items (restated)	Exceptional items	Total (restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,359	—	5,359	4,946	—	4,946
Excise duties	(1,399)	—	(1,399)	(1,272)	—	(1,272)
Net sales	3,960	—	3,960	3,674	—	3,674
Operating costs	(2,699)	—	(2,699)	(2,489)	(16)	(2,505)
Operating profit	1,261	—	1,261	1,185	(16)	1,169
Investment income	5	—	5	8	—	8
Disposal of investments/ businesses		151	151		218	218
Finance charges	(93)	—	(93)	(74)	—	(74)
Associates’ profits	77	—	77	71	—	71
Profit before taxation	1,250	151	1,401	1,190	202	1,392
Taxation	(313)	117	(196)	(404)	14	(390)
Profit for the period	937	268	1,205	786	216	1,002
Attributable to:
Equity shareholders	898	268	1,166	751	216	967
Minority interests	39	—	39	35	—	35
	937	268	1,205	786	216	1,002

Adoption of IFRS

The unaudited financial information for the six month period ended 31 December 2005 has been prepared in accordance with IFRS as adopted by the IASB. The unaudited financial information for the comparative six month period ended 31 December 2004 has been restated and is also presented in accordance with IFRS as adopted by the IASB. For further information related to the conversion to IFRS please see the notes to the unaudited financial information for the six month period ended 31 December 2005, specifically note 1 “Basis of preparation” and note 12 “Explanation of transition to IFRS”.

Sales and net sales after deducting excise duties

On a reported basis, sales increased by £413 million (8%) from £4,946 million in the period ended 31 December 2004 to £5,359 million in the period ended 31 December 2005. On a reported basis, net sales after deducting excise duties increased by £286 million (8%) from £3,674 million in the period ended 31 December 2004 to £3,960 million in the period ended 31 December 2005. Acquisitions and disposals contributed a net increase to reported sales and net sales after deducting excise duties of £36 million and £26 million respectively in the period and foreign exchange rate movements also increased reported sales by £82 million and reported net sales after deducting excise duties by £56 million, principally arising from strengthening of the US dollar.

Operating costs

On a reported basis, operating costs before exceptional items increased by £210 million principally due to an increase in cost of goods sold of £146 million and an increase in marketing costs of 8% from £572 million to £618 million. There were no exceptional operating costs in the period (2004—£16 million). On a reported basis, operating costs increased by £194 million (8%) from £2,505 million in the period ended 31 December 2004 to £2,699 million in the period ended 31 December 2005. Overall, the impact of exchange rate movements increased total operating costs before exceptional items by £75 million.

Post employment plans

Post employment costs for the period ended 31 December 2005 of £44 million (2004—£43 million) included amounts charged to operating profit of £54 million (2004—£47 million) and finance income of £10 million (2004—£4 million). At 31 December 2005, Diageo’s deficit before taxation for all post employment plans was £1,099 million (30 June 2005—£1,294 million).

Operating profit

Operating profit before exceptional items for the period increased by £76 million to £1,261 million from £1,185 million in the comparable prior period. There were no exceptional operating charges in the period ended 31 December 2005, compared to costs in respect of the period ended 31 December 2004 of £16 million.

Exchange rate movements reduced operating profit before exceptional items for the six months ended 31 December 2005 by £19 million.

Non-operating exceptional items

Non-operating exceptional items before taxation were a gain of £151 million in the six months ended 31 December 2005 compared with a gain of £218 million in the six months ended 31 December 2004. The gain in the period to 31 December 2005 represents the gain on sale of all of the group’s remaining 25 million shares of common stock of General Mills. In the period to 31 December 2004 non-operating exceptional items included a gain of £219 million on the disposal of 54 million shares of common stock of General Mills and a net charge of £1 million in respect of the disposal of businesses.

Finance charges

Finance charges increased by £19 million from £74 million in the period ended 31 December 2004 to £93 million in the six months ended 31 December 2005.

The net interest charge increased by £14 million from £78 million in the comparable prior period to £92 million in the six months ended 31 December 2005. This increase principally resulted from increasing US dollar interest rates, the loss of interest income on the Burger King subordinated debt, the increase in net borrowings in the period and the termination of certain financing arrangements. IAS 39—Financial instruments: recognition and measurement had no net impact on the interest charge for the six months ended 31 December 2005.

Other finance charges of £1 million (2004—income of £4 million) included income of £10 million (2004—income of £4 million) in respect of the group’s post employment plans. This beneficial movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2004 and 30 June 2005. Other finance charges also include a £5 million charge (2004—gain of £3 million) in respect of foreign exchange translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity.

Associates

The group’s share of profits of associates after interest and tax was £77 million for the period compared to £71 million in the comparable period last year. Diageo’s 34% equity interest in Moët

Hennessy contributed £71 million to share of profits of associates after interest and tax (2004—£66 million).

Profit before taxation

After exceptional items, profit before taxation increased by £9 million from £1,392 million to £1,401 million in the six months ended 31 December 2005.

Taxation

The tax charge is based upon the estimate of the average annual effective tax rate expected for the full financial year with the exception of tax in respect of transactions that are presented by the group as exceptional items or tax presented by the group as an exceptional item in its own right which are accounted for in the period in which the items arise.

The effective tax rate before exceptional items for the six months ended 31 December 2005 is 25% compared with 34% for the six months ended 31 December 2004. The higher effective tax rate in the period ended 31 December 2004 mainly resulted from the reduction in the carrying value of deferred tax assets following a change in tax rate.

The effective tax rate for the six months ended 31 December 2005 after exceptional items is 14% compared with 28% for the six months ended 31 December 2004. The effective tax rate in the current period has been reduced following the agreement of certain brand carrying values with fiscal authorities which resulted in recognising an increase in the group’s deferred tax assets of £110 million. The profit on disposal arising on the sale of General Mills shares in the period and the comparative period is not subject to tax.

Exchange rates

It is estimated that in the year ending 30 June 2006 there will be an adverse impact from exchange rate movements on profit before exceptional items and taxation of £30 million (translation exchange only on reported share of profits of associates). It is estimated that the impact from exchange rate movements on profit before exceptional items and taxation for the year ending 30 June 2007 will not be material.

Dividend

An interim dividend of 11.95 pence per share will be paid to holders of ordinary shares and ADR’s on the register on 10 March 2006. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2006. Payment to US ADR holders will be made on 12 April 2006. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2006.

In the AGM statement in October 2004 Diageo announced that while final decisions on annual dividends will continue to be taken in the light of earnings performance, inflation and other external factors, the Diageo Board would expect, from February 2006, to hold the company’s dividend increase to shareholders to around 5% annually to gradually rebuild dividend cover.

Trading performance

The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year.

In the discussion movements are described as “reported” or “organic” performance. “Reported” means that the measure reflects movement in the number disclosed in the financial statements. “Organic” means the movement excluding the impact of exchange, acquisitions and disposals. In the discussion under “organic brand performance” for each market, movements given for sales, net sales after deducting excise duties and marketing expenditure are organic movements. A further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on pages 11 and 12.

Comparisons are with the equivalent period in the last financial year.

In order to assist the reader of the financial statements, the comparisons of the six months ended 31 December 2005 with the six months ended 31 December 2004 include tables which present the exchange, disposal, acquisition and organic components of the period on period movement for each of volume, sales, net sales after deducting excise duties and operating profit before exceptional items.

Organic movement calculation

The organic movement calculations for volume, sales, net sales after deducting excise duties and operating profit before exceptional items for the six months ended 31 December 2005 were as follows:

	2004 units	Acquisitions units	Organic movement units	2005 units	Organic movement
Volume	million	million	million	million	%
North America	24.5	0.1	0.9	25.5	4
Europe	23.8	0.2	—	24.0	—
International	20.6	0.2	2.3	23.1	11
Total	68.9	0.5	3.2	72.6	5

	2004(1) Reported	Transfers(2)	Exchange(3)	Acquisitions and disposals(4)	Organic movement	2005 Reported	Organic movement
Sales	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	1,385	—	60	23	97	1,565	7
Europe	2,244	(8)	(14)	3	(4)	2,221	—
International	1,289	—	36	10	198	1,533	15
Corporate	28	8	—	—	4	40	11
Total	4,946	—	82	36	295	5,359	6

Net sales after	2004(1) Reported	Transfers(2)	Exchange(3)	Acquisitions and disposals(4)	Organic movement	2005 Reported	Organic movement
deducting excise duties	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	1,168		49	22	90	1,329	7
Europe	1,450	(8)	(15)	(4)	(15)	1,408	(1)
International	1,028		22	8	125	1,183	12
Corporate	28	8	—	—	4	40	11
Total	3,674	—	56	26	204	3,960	5
Excise duties	1,272					1,399
Sales	4,946					5,359

Operating profit before	2004(1) Reported	Transfers(2)	Exchange(3)	Acquisitions and disposals(4)	Organic movement	2005 Reported	Organic movement
exceptional items	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	454	—	(2)	3	21	476	5
Europe	463	(4)	(3)	8	30	494	7
International	346	(2)	(14)	1	40	371	12
Corporate	(78)	6	—	—	(8)	(80)	(11)
Total	1,185	—	(19)	12	83	1,261	7

This information should be read in conjunction with the notes on page 17

Notes—Information relating to the current period

(1)            Results for the six months ended 31 December 2004 have been restated for the impacts of implementing IFRS.

(2)            Transfers represents the reallocation of the Guinness Storehouse visitor centre in Dublin from Europe into Corporate and the transfer of the costs relating to a global information technology project from Corporate into Europe and International.

(3)            The exchange adjustments for sales, net sales after deducting excise duties and operating profit before exceptional items are principally in respect of the US dollar.

(4)            Acquisitions in the six month period ended 31 December 2005 are only in respect of the acquisition of The Old Bushmills Distillery Company Limited. Acquisitions impacting the calculation of organic growth in the period were in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the period are only the disposal of United Beverages Limited (Europe) which contributed sales, net sales after deducting excise duties and operating profit before exceptional items of £16 million, £16 million and £nil respectively in the six month period ended 31 December 2004.

Notes—Information relating to the organic movement calculation

•       The organic movement percentage is the amount in the column headed ‘Organic movement’ in the table above expressed as a percentage of the aggregate of the columns headed 2004 Reported, Transfers, Exchange and the values for disposals (see note (4) above) from the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

•       Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

•       A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic volume and net sales after deducting excise duties movement by brand for the six months ended 31 December 2005

	Organic volume* movement	Reported net sales** movement	Organic net sales** movement
	%	%	%
Smirnoff vodka	7	13	10
Smirnoff ready to drink	(4)	(3)	(6)
Johnnie Walker	8	10	12
Guinness	(2)	3	2
Baileys	2	2	1
J&B	—	—	1
Captain Morgan	10	19	14
Jose Cuervo	5	17	12
Tanqueray	3	8	5
Total global priority brands	4	7	5
Local priority brands	2	8	4
Category brands	8	11	8
Total	5	8	5

*                    On a reported basis, volume increased by 4% for global priority brands, 2% for local priority brands, 12% for category brands and 5% in total. Differences from the organic volume movements shown above are due to acquisitions and the exclusion of royalty volumes.

**             Net sales after deducting excise duties.

•       Continued high investment in brands as marketing spend again grew in line with sales. Marketing spend was focused behind the priority spirit brands particularly in the fast growing International markets.

•       The acquisition of Bushmills Irish Whiskey for approximately £200 million was completed on 25 August 2005 and the brand is now fully integrated into the Diageo business.

Analysis by region

North America

Summary:

•       Volume was up 4%, net sales after deducting excise duties grew 7% and operating profit increased 5%.

•       In spirits, further share gains have taken Diageo’s overall value share to 28%.

•       Top line mix improvement was driven by the global priority brands, Crown Royal and Don Julio.

•       Operating profit growth was constrained by higher raw material costs and increased spend on innovation.

Key measures:

	Six months ended 31 December 2005	Six months ended 31 December 2004	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			4	4
Sales	1,565	1,385	13	7
Net sales after deducting excise duties	1,329	1,168	14	7
Marketing	209	188	11	5
Operating profit before exceptional items	476	454	5	5

Reported performance:

Sales were £1,565 million in the period ended 31 December 2005 up by £180 million from £1,385 million in the comparable period. Operating profit before exceptional items increased by £22 million to £476 million in the period ended 31 December 2005.

Organic performance:

The weighted average exchange rate used to translate US dollar sales and profits moved from £1 = $1.85 in the six months ended 31 December 2004 to £1 = $1.76 in the six months ended 31 December 2005. The strengthening of the US dollar resulted in a £60 million increase in sales. Acquisitions added £23 million of sales and there was a further organic increase in sales of £97 million. Operating profit before exceptional items decreased by £2 million as a result of foreign exchange impacts. Acquisitions increased operating profit before exceptional items by £3 million and organic growth of £21 million was achieved.

Organic brand performance:

	Organic volume* movement	Reported net sales** movement	Organic net sales** movement
	%	%	%
Smirnoff vodka	6	13	8
Smirnoff ready to drink	(8)	(5)	(9)
Johnnie Walker	4	14	10
Jose Cuervo	5	18	12
Baileys	6	13	9
Captain Morgan	10	22	16
Tanqueray	3	8	5
Guinness	12	18	15
Total global priority brands	5	12	7
Local priority brands	1	10	6
Category brands	2	30	12
Total	4	14	7

*                    On a reported basis, volume increased by 5% for global priority brands, 1% for local priority brands, 5% for category brands and 4% in total. Differences from the organic volume movements shown above are due to acquisitions.

**             Net sales after deducting excise duties.

Smirnoff vodka performed strongly, led by the successful media campaign “Clearly Smirnoff” which leveraged the very positive New York Times taste test report. Net sales after deducting excise duties grew 8% on volume increases of 6% due to a price increase on Smirnoff Twist in the first quarter. The first half of the year also saw the introduction of two new Smirnoff Twist flavours, Black Cherry and Lime. Smirnoff vodka growth outpaced the category gaining 0.4 percentage points in value share.

While Smirnoff ready to drink remains the market leader, the ready to drink category continued to decline and Smirnoff ready to drink volume was down 8%.

Strong consumer demand for premium brands drove Johnnie Walker performance, with volume up 4% and net sales after deducting excise duties up 10%. This reflected price increases in some states and stronger growth in Johnnie Walker Black Label and super deluxe variants. The Johnnie Walker brands grew value share by 1.4 percentage points.

Although the tequila market has experienced strong pricing pressures, Diageo’s strategy has been to hold price and enhance Jose Cuervo’s premium positioning. As a result, the brand lost both volume share and value share. Volume grew 5% and net sales after deducting excise duties increased 12% driven by the launch of Cuervo Golden Margaritas, a ready to drink variant.

Baileys volume grew 6% and net sales after deducting excise duties were up 9%. Performance was driven by the test launch of Baileys flavours and good growth in Canada, as the comparable period reflected the strike of the Quebec Liquor Board. For the second consecutive year price increases have been achieved on Baileys.

Captain Morgan continued its strong performance with volume up 10% on the consistent growth in Original Spiced Rum and the introduction of Tattoo and Parrot Bay Passion Fruit. Increased marketing spend behind all Captain Morgan variants helped drive performance. Captain Morgan net sales after deducting excise duties grew 16% and the brand increased its value share by 1.5 percentage points as price increases were implemented in the first half.

The success of the “Tony Sinclair—Ready to Tanqueray” advertising campaign has returned Tanqueray to growth. Volume grew 3% and net sales after deducting excise duties were up 5% as a result of price increases in selected markets and growth of the super premium variant, Tanqueray 10. The Tanqueray brand outperformed the gin category gaining value share by 1.2 percentage points.

Guinness volume was up 12% as a result of successful advertising and promotions behind several formats. Net sales after deducting excise duties grew 15% as targeted price increases were taken in those markets that did not have price increases the previous year.

The local priority brands performed well despite the impact of the hurricane season on some of the biggest markets. Crown Royal volume grew 5%, net sales after deducting excise duties were up 9% and the brand gained value share by 0.4 percentage points. Crown Royal was able to increase prices in 70% of the states as it built on its sponsorship of NASCAR among key consumer groups. Crown Royal volume growth was partially offset by weakness in Seagram’s VO and 7 Crown, with volumes down 7% and 1% respectively, as a result of a portfolio strategy to increase focus on premium brands and de-prioritise lower value brands.

Performance of the California winery local priority brands continued to improve. Sterling volume was up 6% and net sales after deducting excise duties grew 11% driven by a positive mix shift toward more premium Sterling products. Beaulieu Vineyards also grew volume by 8% due to strong growth of its mid-priced Century Cellars brand, resulting in 3% growth in net sales after deducting excise duties. A fire at a third-party warehouse destroyed most of the Sterling Vineyard’s 2003 vintage and single-vineyard wines. This will impact performance in the second half and in future years when the wines were expected to be released.

Category brands grew volume by 2% and net sales after deducting excise duties increased 12% due to strong growth of Red Stripe, volume up 27%, Smithwicks, volume up 72% and Don Julio, up 69%.

The development of the newly acquired Chalone brands is progressing well and the brand equity has been leveraged across a number of new variants. Bushmills, which was acquired in August 2005, is now fully integrated. As anticipated, the brand’s performance in the first half of the year has been impacted by the stock build which took place prior to acquisition.

Performance was strong in Canada as the comparable period reflected the strike of the Quebec Liquor Board. Volume grew 6% and net sales after deducting excise duties were up 14%. Growth was particularly strong in the global priority brands, with volume up 8% and net sales after deducting excise duties up 18%, driven by a strong performance of Smirnoff ready to drink.

Europe

Summary:

•       Volume was flat, net sales after deducting excise duties declined 1%, marketing declined 7%, which, together with a more cost efficient organisation, led operating profit to increase 7%.

•       Spirits and wine drove performance with volume up 2% and 5% respectively, offsetting a 24% decline in ready to drink and a 5% decline in beer.

•       Europe remains a difficult trading environment due to increased duties and regulations, and a continued shift from the on-trade to the off-trade in key markets.

Key measures:

	Six months ended 31 December 2005	Six months ended 31 December 2004	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			1	0
Sales	2,221	2,244	(1)	0
Net sales after deducting excise duties	1,408	1,450	(3)	(1)
Marketing	225	241	(7)	(7)
Operating profit before exceptional items	494	463	7	7

Reported performance:

Reported sales in Europe in the period ended 31 December 2005 were down £23 million from £2,244 in the comparable period, to £2,221 million. Operating profit before exceptional items increased by 7% from £463 million to £494 million.

Organic performance:

Sales decreased by £14 million as a result of the impact of foreign exchange rates. Acquisitions net of the impact of disposals added sales of £3 million and there was an organic decline in sales of £4 million. The exchange impact results primarily from a weakening of the euro compared to the comparable period in 2004. Operating profit before exceptional items increased by £31 million as a result of £30 million of organic growth and the profit generated by acquisitions of £8 million and an adverse exchange rate movement effect of £3 million. In the calculation of organic growth transfers between business segments reduced prior period sales and operating profit before exceptional items by £8 million and £4 million respectively.

Organic brand performance:

	Organic volume* movement	Reported net sales** movement	Organic net sales** movement
	%	%	%
Smirnoff vodka	9	11	10
Smirnoff ready to drink	(22)	(21)	(23)
Johnnie Walker	2	5	6
Guinness	(5)	(3)	(2)
Baileys	(1)	(3)	(3)
J&B	(3)	(4)	(3)
Total global priority brands	0	(2)	(1)
Local priority brands	1	0	1
Category brands	(1)	(6)	(2)
Total	0	(3)	(1)

*                    On a reported basis, volume was flat for global priority brands, increased by 1% for local priority brands, 4% for category brands and 1% in total. Differences from the organic volume movements shown above are due to acquisitions.

**             Net sales after deducting excise duties.

Smirnoff vodka grew volume 9%, and net sales after deducting excise duties were up 10% due to continued strong performance in Great Britain, Spain and Greece. Further decline of the ready to drink segment in Europe impacted Smirnoff ready to drink and, as a result, volume was down 22% and net sales after deducting excise duties declined 23%.

Johnnie Walker volume grew 2% and product mix improved due to strong growth of the higher margin Johnnie Walker Black Label and the super deluxe variants, which represent about 15% of total volume. Volume of Johnnie Walker Black Label and super deluxe variants was up 13% and 19% respectively, due to continued growth in Russia, Greece, Spain and Germany. Johnnie Walker Red Label also performed well in Russia and Germany, however its overall volume was flat as a result of more difficult market conditions in Portugal and the Canaries.

Over 90% of Guinness volume in Europe is sold in Great Britain and Ireland. Consequently the declining beer market in both countries heavily impacted performance. Guinness volume was down 5% and net sales after deducting excise duties declined 2%, as pricing offset some of the volume weakness. Guinness was launched in Russia following the new distribution agreement with Heineken, which began in July 2005.

Baileys volume was down 1% as growth in Russia, Italy and France was offset by weakness in Iberia and Benelux. Net sales after deducting excise duties declined 3% due to the decision to reduce focus on Baileys Glide in Great Britain.

The contraction of the standard whisky segment in Portugal and the Canaries offset strong growth in France and Benelux. As a result, J&B volume and net sales after deducting excise duties declined 3%.

Local priority brand volume and net sales after deducting excise duties increased 1%. Growth in spirits brands around the region offset continued weakness of the lager brands in Ireland.

Category brand volume declined 1% and net sales after deducting excise duties were down 2%. Blossom Hill continued to grow in Great Britain while in Spain, Gordon’s and standard scotches declined due to aggressive pricing by competitor brands.

Great Britain

In a weak market, Diageo delivered volume growth of 2%. Volume growth of 5% in spirits and 4% in wine offset a 22% decline in ready to drink and a 5% decline in beer. Net sales after deducting excise duties declined 3% mainly as a result of the negative impact of the further decline in the ready to drink segment.

In a growing category, Smirnoff vodka continued to outperform the market. Volume grew 11% and net sales after deducting excise duties were up 13%. Share increased 2.4 percentage points due to a strong marketing programme and consistent promotional activities. Marketing spend increased 4% and improved our share of voice. The ready to drink segment declined 15% and while Smirnoff ready to drink remains the segment leader with a 28% share, volume was down 20%.

Baileys volume declined 1% and net sales after deducting excise duties were down 5% reflecting the reduced focus on Baileys Glide. Excluding ready to drink, Baileys volumes were flat and net sales after deducting excise duties declined 2% as retailers’ promotions focused on less profitable SKUs during Christmas.

Local priority brand performance was mixed. Bell’s volume grew 10% and the brand increased share by 3.5 percentage points to 19%. New variants and consistent advertising enabled Gordon’s to grow volume by 2%, to increase net sales after deducting excise duties by 4% and increase share by 3.2 percentage points. Archers volume was down 20% due to a 37% volume decline of the ready to drink variants.

In a weak beer market, Guinness volume declined 5% but the brand held share. A price increase in February 2005 partially offset volume weakness with net sales after deducting excise duties down 3%.

Category brand volume was up 4% driven by wine performance. There was a shift in the wine market in Great Britain away from French towards New World wines. This dynamic influenced the growth of 12% in Blossom Hill volume and the 19% decline in Piat D’Or volume.

Ireland

The results for Ireland reflect the continued shift from the on-trade to the off-trade as well as growth in wines and spirits and in the value segment. These market dynamics have a significant impact on performance in Ireland as the majority of Diageo’s business is focused on premium brands and the on-trade. Volume and net sales after deducting excise duties declined by 4% and 1% respectively. This was driven by a 6% decline in beer volume, which was only partially offset by a 4% increase in spirits volume and 15% increase in wine volume.

Guinness volume was down 9% but net sales after deducting excise duties declined only 2% due to pricing. The brand lost share, as performance was affected by a particularly hot summer.

In spirits, Smirnoff vodka continues to be the number one vodka brand in Ireland and volume grew 5% while Baileys volume declined 4% due to increased competition from lower value brands.

Local priority brand volume was down 5% driven by the continued decline of the beer brands. Of the agency brands, Carlsberg’s performance was stronger due to the launch of successful new advertising, which enabled it to capitalise on the hot summer and slow its volume decline to 1%.

Iberia

Overall, volume in Iberia declined 4% and net sales after deducting excise duties declined 3% driven by the contraction of the scotch category in Portugal and the Canaries. Spain, which accounts for over 80% of Iberia’s volume, grew volume by 1% and net sales after deducting excise duties were up 3% due to a price increase on a number of brands in January 2005. The 10% increase in duty implemented by Spanish regulatory authorities in September 2005 has been fully passed on to customers.

J&B volume in Iberia declined 6% driven by a 33% and 41% decline in volumes in Portugal and the Canaries. In Spain, J&B volume and net sales after deducting excise duties were flat. The brand is the leading standard whisky in the Spanish market and gained share by 0.5 percentage points in a category that was down 3%.

In Spain, Johnnie Walker volume grew 12% and net sales after deducting excise duties were up by 15%. Johnnie Walker Black Label volume grew 23% due to strong performance in the high end on-trade. Johnnie Walker Red Label gained share by 0.4 percentage points, while Johnnie Walker Black Label grew share by 0.7 percentage points. Performance was weak in the rest of Iberia due to the rapid decline of the scotch category.

Baileys volume declined 9%. In Spain, although the brand gained share by 0.6 percentage points due to good performance in the off-trade, volume declined 6%.

The local priority brands, Cacique and Cardhu in Spain, delivered a 7% increase in volume and grew net sales after deducting excise duties by 10% due to stronger pricing. Continued growth of the dark rum category and a successful advertising campaign resulted in a 7% increase in Cacique volume. Although share was flat, the brand remains the leader of the dark rum segment with 23% share.

Category brand volume was down 15% driven by the continued decline of standard scotch brands and a significant decrease in Gordon’s in Spain due to adverse pricing versus the competition.

Rest of Europe

The rest of Europe accounts for a third of Diageo’s European business. Total volume was up 3% and net sales after deducting excise duties increased 2%. A 27% decline in ready to drink volume had a negative impact on mix. Performance excluding ready to drink was stronger, with volume up 4% and net sales after deducting excise duties up 5%, driven by strong growth in Greece, Russia and Germany.

Volume in Greece increased 6%. Johnnie Walker volume was up 3% driven by a 17% increase in Johnnie Walker Black Label, which is benefiting from a new advertising campaign. Haig volume was up 30% due to the continued growth of standard scotch in the off-trade. Volume in France declined by 2% as a result of a 36% decline in ready to drink volume. However, in a tough market, J&B grew volume 9% and Baileys volume grew 8%. In Germany, volume was flat, due to a 54% reduction in ready to drink volume. Excluding ready to drink, performance in Germany, as in France, was stronger with volume growth of 2% and a 5% increase in net sales after deducting excise duties. Growth was driven by Johnnie Walker volume, up 14%, led by faster growth of Johnnie Walker Black Label and the super deluxe variants, as well as a 5% increase in Smirnoff vodka volume.

Russia continued its strong growth trajectory with volume up 41%, and net sales after deducting excise duties up 51%. Johnnie Walker and Baileys were the main growth drivers with volume up 41% and 25% respectively. Johnnie Walker Black Label, Johnnie Walker Red Label and Baileys all gained share and are the clear leaders in their segments. Guinness was launched in Russia in July of 2005 as a result of the new distribution agreement with Heineken.

International

Summary:

•       Volume grew 11%, net sales after deducting excise duties were up 12% and operating profit increased 12%.

•       International’s strong performance was across the vast majority of brands and markets.

•       Marketing spend was up 24% with a significant up weight in investment in China, India and Brazil.

Key measures:

	Six months ended 31 December 2005	Six months ended 31 December 2004	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			12	11
Sales	1,533	1,289	19	15
Net sales after deducting excise duties	1,183	1,028	15	12
Marketing	184	143	29	24
Operating profit before exceptional items	371	346	7	12

Reported performance:

Reported sales in the period ended 31 December 2005 were £1,533 million, up £244 million from £1,289 million in the comparable prior period. Operating profit before exceptional items was up 7% at £371 million for the period ended 31 December 2005.

Organic performance:

Sales increased by £36 million as a result of exchange rate impacts. Acquisitions added sales of £10 million and there was an organic increase in sales of £198 million. These factors combined to generate the reported increase of £244 million in the period.

There was a £25 million increase in reported operating profit before exceptional items. Organic growth added £40 million to operating profit before exceptional items, and acquisitions added a further £1 million; however, these increases were offset by unfavourable exchange rate movements of £14 million. In the calculation of organic growth, transfers between business segments reduced prior period operating profit before exceptional items by £2 million.

Organic brand performance:

	Organic volume* movement	Reported net sales** movement	Organic net sales** movement
	%	%	%
Johnnie Walker	12	12	14
Smirnoff vodka	8	18	15
Smirnoff ready to drink	35	47	42
Guinness	(2)	5	2
Baileys	5	4	3
Total global priority brands	9	13	12
Local priority brands	4	13	5
Category brands	19	20	17
Total	11	15	12

*                    On a reported basis, volume increased by 9% for global priority brands, 4% for local priority brands, 22% for category brands and 12% in total. Differences from the organic volume movements shown above are due to acquisitions and the exclusion of royalty volumes.

**             Net sales after deducting excise duties.

Johnnie Walker volume grew 12% driven by growth in Asia and Latin America. Product mix improved due to stronger growth of the super deluxe variants.

Smirnoff ready to drink grew volume 35% and net sales after deducting excise duties increased by 42% due to growth in Brazil, Venezuela, and successful innovations in Australia and South Africa. Smirnoff vodka performance was particularly strong in Brazil, India and Asia Pacific with volume up 15%, 39% and 15% respectively.

Guinness volume declined 2% as difficult trading conditions in Cameroon offset good performances in East Africa, Ghana and Asia. Stronger sales in South Asia and Japan improved mix and as a result, net sales after deducting excise duties were up 2%.

Baileys volume grew 5% due to volume growth in Asia and the test launch of Baileys flavours in Global Duty Free. Net sales after deducting excise duties were only up 3% due to adverse product mix, as the comparable period’s volume benefited from the launch of Baileys Glide and Minis in Australia.

Local priority brand volume and net sales after deducting excise duties were up 4% and 5% respectively, due to strong growth of Windsor in Korea, Buchanan’s in Venezuela and Malta Guinness and Bell’s in Africa.

Category brand volume and net sales after deducting excise duties were up 19% and 17%, respectively. Key drivers of performance were the successful re-launch of Harp in Nigeria and the launch of Benmore and Golden Knight in Thailand.

Asia Pacific

In Australia, volume was up 2% and net sales after deducting excise duties were flat as global priority brand growth was offset by a planned reduction in stock levels of ready to drink category brands. Smirnoff volume grew 20% driven by strong growth of Smirnoff ready to drink which increased share by 4.0 percentage points. Johnnie Walker grew volume 9% as a result of strong brand equity building activity. Bundaberg held share even though volume declined 1%, while volume of the ready to drink variant was flat.

In Korea, performance was driven by the renovation of the Windsor brand and the launch of new premium line extensions. A recovering economy also helped stabilise the trading environment for beverage alcohol. Volume was up 6% and net sales after deducting excise duties increased 7%. The launch of a super deluxe variant combined with a 22% increase in marketing spend, led Windsor volume to increase 8%. Both Johnnie Walker and Windsor increased share by 0.6 percentage points.

In Taiwan, volume was up 12%. Johnnie Walker volume increased by 10% and net sales after deducting excise duties were up 13%, driven by 36% growth in volume of the super deluxe variants. The launch of Real Mackenzie, a new whisky brand, in April 2005 increased volume growth but had a dilutive effect on mix.

In Japan, volume grew 3% due to 82% growth in Baileys volume, albeit off a small base, following the national roll out of an up weighted marketing programme. Guinness volume grew 29% as distribution gains continued.

In Thailand, volume was up 73% and net sales after deducting excise duties grew 26%. Benmore and Golden Knight, two new whiskey brands launched in the first half of 2005, drove volume growth but had an adverse impact on mix. Johnnie Walker volume was up 19%, as Johnnie Walker Red Label regained momentum and increased share by 4.3 percentage points in the premium scotch segment due to new promotional activities. Spey Royal grew volume 18% and increased share by 1.0 percentage point as a result of a new, lower-priced strategy aimed at attracting standard scotch consumers. In total, Diageo gained 9.9 percentage points of share in the imported whisky segment in the period.

In India, volume increased 26%, albeit off a small base, due to continued strong growth in global priority brands. Smirnoff vodka delivered the most significant growth with volume up 39% and share up 9.7 percentage points as a result of increased distribution and a successful advertising campaign. Johnnie Walker volume grew 33% driven by continued advertising and increased distribution.

China also experienced rapid growth in volume and net sales after deducting excise duties, driven primarily by an increase in Johnnie Walker volume of 54%. Advertising on Johnnie Walker was upweighted significantly during the period benefiting Johnnie Walker Black Label volume, which was up 75%. A new route to market model also supported growth in Guinness, Baileys and Smirnoff vodka.

Africa

Africa grew volume by 8% and net sales after deducting excise duties by 9%.

In Nigeria, volume and net sales after deducting excise duties were up 17% as turnaround plans started to take hold and a focus on innovation led to improved performance. Harp’s successful re-launch in April 2005 is a key driver of Nigeria’s recovery. Harp volume more than doubled and share grew by 4.2 percentage points. Guinness volume declined 1%, however, as a result of the launch of Guinness Extra Smooth in June 2005 net sales after deducting excise duties increased by 6%. Malta Guinness returned to growth with volume up 13%.

In East Africa, volume grew 17% and net sales after deducting excise duties were up 8% due to faster growth in low value beers and spirits. Premium beer performance was mixed. Tusker volume was up 2% due to an improved promotional programme, while Pilsner volume declined 1% due to increased competition from lower value beers.

In South Africa, volume grew 2% while net sales after deducting excise duties were up 11%. Strong growth in Johnnie Walker drove product mix improvement. Smirnoff volume declined 2% as a 23% increase in ready to drink was offset by a significant decline in Smirnoff vodka. Bell’s, the leading scotch brand in South Africa, grew volume by 12%.

In Ghana, volume grew 15% and net sales after deducting excise duties were up 24%. Guinness grew volume 5% and net sales after deducting excise duties increased by 18%. Malta Guinness benefited from a favourable relative price point compared to soft drinks and as a result volume grew 21%.

Latin America

There was strong growth across Latin America with volume for the region as a whole up 14% and net sales after deducting excise duties up 22%.

In Venezuela, a significant improvement in the environment led to 23% volume growth and a 36% increase in net sales after deducting excise duties. The product mix improvement was driven by the successful launch of Smirnoff ready to drink and strong growth in the super deluxe variants of Johnnie Walker and Buchanan’s. Category brands also performed well with volume up 18% and net sales after deducting excise duties increasing by 29% driven by strong growth of Chequers and Ye Monks.

Performance in Brazil, Paraguay and Uruguay benefited from strong economic conditions. Volume was up 27% and net sales after deducting excise duties grew by 45% driven by the strong growth of ready to drink. Johnnie Walker volume increased 33% and net sales after deducting excise duties were 44% higher due to strong growth of the super deluxe variants as the Reserve Brand Group gained traction. Johnnie Walker Red Label and Johnnie Walker Black Label gained share by 7.1 percentage points and 4.2 percentage points respectively. Smirnoff grew volume 19% and net sales after deducting excise duties increased 55% due to strong performance in ready to drink. Smirnoff vodka gained 2.9 percentage points of share and Smirnoff ready to drink increased share by 4.6 percentage points.

Performance in Mexico was strong with overall volume up 28% and net sales after deducting excise duties up 33% primarily driven by growth across the scotch category. Buchanan’s increased share by 1.9 percentage points, Johnnie Walker Red Label increased share by 2.6 percentage points and J&B increased share by 1.8 percentage points.

Global Duty Free

Volume grew 13% and net sales after deducting excise duties were up 14% due to strong growth in Europe, Australia and parts of Asia. Smirnoff and the Johnnie Walker super deluxe variants had particularly good performances due to intensive marketing initiatives in airports. Baileys returned to growth due in part to the test launch of Baileys flavours in Europe.

Corporate revenue and costs

Reported sales increased by £12 million to £40 million from £28 million for the comparable prior period. Net corporate operating costs before exceptional items increased by £2 million to £80 million from £78 million in the comparable prior period. Transfers between business regions increased corporate sales by £8 million and decreased operating costs before exceptional items by £6 million.

Liquidity and capital resources

Cash flow

Information from the consolidated cash flow and reconciliation to movement in net borrowings for the six month period ended 31 December 2005 compared to the six month period  ended 31 December 2004 is as follows:

	Six months ended 31 December
	2005	2004
	£ million	£ million
Operating profit	1,261	1,169
Depreciation and amortisation charge	105	119
Movement in working capital	(463)	(322)
Dividend income	14	20
Other items	40	43
Cash generated from operations	957	1,029
Interest paid (net)	(61)	(93)
Dividends paid to minority interests	(20)	(25)
Taxation	(118)	(153)
Net cash from operating activities	758	758
Net purchase of investments	(1)	(2)
Net capital expenditure	(106)	(114)
Free cash flow	651	642
Acquisitions and disposals	566	1,208
Equity dividends paid	(529)	(512)
Issue of share capital	2	3
Net purchase of own shares for share trusts	(42)	(54)
Own shares purchased for cancellation/holding as treasury shares	(704)	(353)
Redemption of preferred securities	—	(302)
Exchange adjustments	(150)	32
Non-cash items	(2)	8
Adoption of IAS 39 on 1 July 2005	3
Movement in net borrowings	(205)	672

The primary sources of the group’s liquidity have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund share repurchases, to pay interest, dividends and taxes and to fund capital expenditure.

Free cash flow

Free cash flow is a non-GAAP measure that comprises net cash from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash from investing activities. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items that arise from the running of the ongoing business.

The remaining components of net cash from investing activities that do not form part of free cash flow, as defined by the group’s management, relate to the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas purchases and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts that the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares—each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Free cash flow increased 1% to £651 million from £642 million in the prior period, principally as a result of decreased operating cash flows (down £72 million to £957 million), offset by reduced net interest payments (down £32 million to £61 million), reduced dividends paid to minority interests (down £5 million to £20 million) and reduced tax payments (down £35 million to £118 million).

In the six months ended 31 December 2005, Diageo issued new share capital of £2 million (2004—£3 million) and purchased 84.4 million shares for cancellation or to be held as treasury shares (2004—48.2 million shares) at a cost of £704 million (2004—£353 million). A net £42 million (2004—£54 million) was spent on the purchase of shares for the employee share trusts.

Borrowings

The group policy with regard to the expected maturity profile of net borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings comprise the following:

31 December 2005
£ million
Borrowings due within one year (including overdrafts of £58 million)	(1,047)
Borrowings due between one and three years	(1,483)
Borrowings due between three and five years	(962)
Borrowings due after more than five years	(1,462)
Foreign currency swaps	(9)
Finance lease obligations	(10)
Offset by:
Cash and cash equivalents	1,039
Interest rate swaps	9
Other liquid resources	14
(3,911)

The group’s net borrowings (after the impact of foreign currency swaps and finance lease obligations), cash and cash equivalents and other liquid resources (other liquid resources represent amounts placed with financial institutions which require notice of withdrawal of more than three months) at 31 December 2005 were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings after the impact of foreign currency swaps and finance lease obligations	(4,973)	52	10	24	14
Cash and cash equivalents and other liquid resources	1,062	30	25	12	33

The effective interest rate for the six months ended 31 December 2005, based on average net borrowings and interest charge, was 4.6%.

The following table summarises the group’s borrowings, excluding overdrafts and interest rate and foreign currency swaps.

31 December 2005
£ million
Global bonds	(2,608)
Yankee bonds	(345)
Guaranteed notes	(233)
Medium term notes	(1,109)
Commercial paper	(422)
Others	(188)
(4,905)

During the six months ended 31 December 2005 the group issued a $750 million global bond repayable in 2015 with a coupon of 5.30% and a $250 million medium term note repayable in 2008 with floating rate coupons. A $500 million bond matured and was repaid in the period.

The £205 million increase in net borrowings from 30 June 2005 to 31 December 2005 includes free cash inflow of £651 million, £651 million received from the disposal of General Mills shares and £115 million for the repayment of Burger King subordinated debt offset by £704 million for the repurchase of shares, £529 million equity dividend payments and acquisitions of £207 million. In addition, exchange rates increased borrowings by £150 million.

At 31 December 2005, the group had available undrawn committed bank facilities of £1,860 million. Of the facilities, £657 million expire in May 2006, £680 million expire in May 2007 and £523 million expire in May 2010. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates, which is dependent on the period of drawdown, plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of profits of associates to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Off-balance sheet arrangements

In connection with the disposal of businesses, the group has given guarantees of third party debt which were necessary to complete the disposals on the most favourable terms. The directors are not aware of any instances of default by the borrowers at present, but the ability of the borrowers to continue to be in compliance with the guaranteed debt instruments, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of those borrowers and their affiliates. In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company, to the amount of $200 million (£116 million) repayable in November 2009.

In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of the acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£58 million). Vivendi has indemnified the group against any losses relating to these arrangements.

The above guarantees are unrelated to the ongoing operations of the group’s business.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group, has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

NEW ACCOUNTING STANDARDS

Conversion to International Financial Reporting Standards (IFRS)

From 1 July 2005, Diageo is required to prepare is consolidated annual financial statements in accordance with IFRS as endorsed and adopted for use in the EU. IFRS 1—First-time adoption of International Financial Reporting Standards requires the group to develop accounting policies that comply with IFRS effective at the reporting date of its first IFRS consolidated  annual financial statements, 30 June 2006.  These interim financial statements comply with applicable IFRS and have been prepared in accordance with IAS 34—Interim Financial Reporting. The accounting policies applied as of the date of transition, 1 July 2004, and throughout all subsequent periods presented in this document are presented below. IFRS that will be applicable at 30 June 2006 are not known with certainty at the time of preparing this document. As a result, the accounting policies presented here are subject to change up to the reporting date of the group’s first consolidated annual financial statements prepared in accordance with IFRS.

IFRS 1—First-time adoption of International Financial Reporting Standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the options adopted by Diageo are summarised below together with an indication as to their impacts.

•       Business combinations: Business combinations prior to the date of transition have not been restated on an IFRS basis. There are two main impacts of this approach.

(i)               The merger of Grand Metropolitan PLC (GrandMet) and Guinness plc (the Guinness Group) in the group’s primary financial statements has been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under purchase accounting, the merger would have been accounted for as an acquisition of the Guinness Group by GrandMet. Under this scenario, the group would have recognised additional intangible assets relating mainly to the fair value on acquisition of acquired brands and an adjustment upward to the fair value of tangible fixed assets. These adjustments would have been offset by recognition of related deferred tax liabilities. Goodwill would have arisen on the acquisition. The recognition of intangible assets and higher tangible fixed assets would have resulted in increased amortisation and depreciation charges to income, net of tax. Further information in this respect can be found in the US GAAP unaudited consolidated financial information as the merger was treated as an acquisition by GrandMet of the Guinness Group under US GAAP.

(ii)            The group has written off goodwill and other intangible assets acquired up to 30 June 1998, direct to reserves in the period when acquired. Under IFRS 3 all separately identifiable intangible assets are required to be capitalised in the balance sheet, with subsequent annual impairment tests. Under this scenario, net assets would increase in respect of the goodwill capitalised with no change to net income in the period to 31 December 2005 or the comparative period. Further information in this respect can be found in the US GAAP unaudited consolidated financial information as under US GAAP the goodwill was capitalised.

•       Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

•       Share-based payments: Full retrospective application has been adopted. This option is available to the group because the fair value of applicable equity instruments granted was previously disclosed. As a result, all years presented here have a charge in respect of share-based payments on the basis of full retrospective application.

•       Financial instruments: The group has adopted the provisions of IAS 39—Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the balance sheet at 1 July 2005. Under IFRS, prior to the adoption of IAS 39 on 1 July 2005, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions were not recognised until realised. Since 1 July 2005, all such derivatives are carried at fair value at the balance sheet date. Under IFRS, prior to 1 July 2005, for derivatives hedging the translation of net assets of overseas operations in respect of foreign exchange differences arising on translation to closing rates, changes in their fair value were taken to the statement of recognised income and expense. The impact on net income for the year ended 30 June 2005 cannot be estimated reliably. The impact on net assets at 1 July 2005 was to increase net assets by £164 million.

The adoption of IFRS has resulted in changes to the presentation of the financial statements and to the amount and timing of recognition of assets, liabilities, profits and losses. Unaudited reconciliations between UK GAAP and IFRS for the group’s reported financial position at 1 July 2004 and its reported financial position and financial performance for the six month period ended 31 December 2004 and the year ended 30 June 2005, together with narrative explanation of the primary impacts of IFRS on the group’s financial position and performance are presented in note 12 of the unaudited financial information on pages F12 to F14.

Accounting policies

Business combinations

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of joint ventures and associates. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes.

On the acquisition of a business, or of an interest in a joint venture or associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including significant intangible assets acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group.

Brands, goodwill and other intangible assets

When the cost of an acquisition exceeds the fair values attributable to the group’s share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

Acquired brands and other intangible assets are recognised when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured.

Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised. Intangible assets that are regarded as having limited useful economic lives are amortised on a straight-line basis over those lives. Assets with indefinite lives are reviewed for impairment annually and other assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Impairment reviews, comparing the discounted estimated future operating cash flows with the net carrying value of brands or goodwill, are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Amortisation and any impairment write downs are charged to the income statement.

Property, plant and equipment

Land and buildings are stated at cost less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible assets are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: industrial and other buildings—10 to 50 years; plant and machinery—5 to 25 years; fixtures and fittings—5 to 10 years; casks and containers—15 to 20 years.

Reviews are carried out if there is some indication that impairment may have occurred, to ensure that tangible assets are not carried at above their recoverable amounts.

Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

Associates and joint ventures

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. The group’s interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the income statement below the group’s operating profit. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.

Share-based payments—employee benefits

The fair value of share options granted is initially measured at grant date based on the binomial or Monte Carlo method and is charged in the income statement over the vesting period of the option. Shares of Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any gain or loss arising on the sale of the Diageo plc shares held by the group is included as an adjustment to reserves.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated on an actual usage basis for maturing inventories and on a first in, first out basis for other inventories.

Agriculture

Grape cultivation by the group’s wine business is accounted for as an agricultural activity. Accordingly the group’s biological assets (grape vines) are carried at fair value which is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Foreign currencies

The income statements and cash flows of overseas subsidiaries, associates and joint ventures are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves, as are exchange differences arising on related foreign currency borrowings and other financial instruments. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the income statement.

The results, assets and liabilities of operations in hyper-inflationary economies are adjusted to reflect the changes in the purchasing power of the local market currency of the entity.

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. If hedged forward, the impact of hedging is recognised, where permitted, under hedge accounting (refer to financial instruments accounting policy).

Sales

Revenue from the sale of goods includes excise and import duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Advertising

Advertising production costs are charged in the income statement when the advertisement is first shown to the public.

Research and development

Expenditure in respect of developing new drinks products and package design is written off in the period in which it is incurred. Any subsequent development expenditure in the period leading up to product launch that meets the appropriate criteria is capitalised.

Pensions and other post employment benefits

The group’s principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the period, plus any benefit improvements granted to members by the group during the period. It also includes a credit equivalent to the group’s expected return on the pension plans’ assets over the period, offset by a charge equal to the expected increase in the plans’ liabilities over the period. The difference between the market value of the plans’ assets and the present value of the plans’ liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any related deferred tax (to the extent that it is recoverable) is disclosed separately on the consolidated balance sheet. Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the period due to changes in assumptions or experience within the plans, are recognised in the statement of recognised income and expense.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated income statement.

Deferred taxation

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their tax bases. The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries where it is probable that such earnings will not be remitted in the foreseeable future.

Financial instruments

Financial instruments in the year ended 30 June 2005 are recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the balance sheet at 1 July 2005.

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The derivative instruments Diageo uses mainly consist of currency forwards, and currency and interest rate swaps. From 1 July 2005, derivative financial instruments are recognised in the balance sheet at fair value that is calculated using either discounted cash flow techniques or option pricing models (e.g. Black Scholes), consistently for similar types of instruments. Both techniques take into consideration assumptions based on market data. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment are charged or credited in the income statement.

The purpose of hedge accounting is to mitigate the impact on the group of changes in exchange or interest rates, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction the group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The group also documents its assessment, both at the hedge inception and on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been and are likely to continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability or firm commitment (fair value hedge); (b) a hedge of a highly probable forecast transaction (cash flow hedge); or (c) a hedge of a net investment in a foreign entity.

The method of recognising the resulting gains or losses from movements in fair values is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

Derivative financial instruments are used to manage the currency and/or interest rate risk to which the fair value of certain assets and liabilities are exposed. From 1 July 2005, changes in the fair value of derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability that is attributable to the hedged risk.

Derivative financial instruments are used to hedge the currency risk of highly probable future foreign currency cash flows as well as the cash flow risk from changes in interest rates. From 1 July 2005, the effective part of the changes in fair value of cash flow hedges are recognised in equity, while any ineffective part is recognised immediately in the income statement. Where the forecasted transaction results in the recognition of a non-financial asset or liability, the gains and losses previously included in equity are included in the carrying amount of  the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement in the same period in which the forecasted transaction affects the income statement.

Net investment hedges take the form of either foreign currency borrowings or derivatives. From 1 July 2005, all foreign exchange gains or losses arising on translation of net investments are recorded in equity and included in cumulative translation differences. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates with resulting gains or losses taken to equity. Foreign exchange contracts hedging net investments in overseas businesses are revalued at fair value. Effective fair value movements are taken to equity with any ineffectiveness  recognised in the income statement.

Financial instruments in the period ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies which are presented in the group’s consolidated financial statements for the year ended 30 June 2005.

International Financial Reporting Standards

The following IFRS standards and interpretation have been issued by the IASB and are expected to impact future accounting periods.

IFRS 7—Financial instruments: disclosures   In August 2005, the IASB issued IFRS 7—Financial instruments: disclosures, which is effective for periods beginning on or after 1 January 2007 but which Diageo expects to implement in its consolidated financial statements for the year ended 30 June 2006. This standard incorporates the disclosure requirements for financial instruments of IAS 32—Financial instruments: presentation and disclosure, which it supersedes, and adds further quantitative and qualitative disclosures in respect of financial instruments.

IFRIC 4—Determining whether an arrangement contains a lease   In December 2004, the IFRIC issued IFRIC 4—Determining whether an arrangement contains a lease, which is effective for periods beginning on or after 1 January 2006. The interpretation requires arrangements which may have the nature, but not the legal form, of a lease to be accounted for in accordance with IAS 17—Leases. This interpretation is not expected to have a material effect on the results or net assets of the group.

United States

The following US GAAP standards have recently been issued:

SFAS No. 154—Accounting Changes and Error Corrections   In May 2005, the FASB issued SFAS No. 154—Accounting Changes and Error Corrections, which is effective for periods beginning after 15 December 2005. This statement replaces APB Opinion No. 20—Accounting Changes (APB 20) and SFAS No. 3—Reporting Accounting Changes in Interim Financial Statements. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle.

SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the group.

SFAS No.155—Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements Nos. 133 and 140   SFAS No.155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embeddded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No.155 is not expected to have a material effect on the results or net assets of the group.

RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

Diageo’s consolidated financial statements have been prepared in accordance with IFRS, which is the group’s primary reporting framework. Reconciliations between IFRS and US GAAP are set out in the unaudited consolidated financial information and this section explains the principal differences.

	Six months ended 31 December
	2005	2004
	£ million	£ million
Sales—IFRS	5,359	4,946
—US GAAP	5,486	5,175
Effect on net income of significant differences between IFRS and US GAAP:
Net income attributable to equity shareholders in accordance with IFRS	1,166	967
Adjustments to conform with US GAAP:
Inventories	(14)	(14)
Pensions and other post employment benefits	(49)	8
Financial instruments	8	(29)
Disposal of General Mills shares	(92)	(160)
Other items	1	(1)
Deferred taxation	(5)	163
Net income before cumulative effect of accounting change	1,015	934
Cumulative effect of change in accounting principle	(2)	—
Net income in accordance with US GAAP	1,013	934

Sales   IFRS sales for the six month period ended 31 December 2005 were £127 million (2004—£229 million) lower than sales under US GAAP. This difference was principally in respect of the accounting treatment of a number of joint arrangements that the group has with Moët Hennessy in France and the Far East, involved in the marketing and distribution of the group’s and Moët Hennessy’s premium drinks. Under IFRS, the group consolidates the attributable share of the joint arrangements measured according to the terms of the arrangement, as a result of which the group only consolidates the sales of the Diageo brands sold to third parties by the joint arrangements. Under US GAAP, the sales to third parties of the Moët Hennessy brands by the joint arrangements are also included in group sales, as Diageo is regarded as the primary beneficiary of the joint arrangements.

Net income   The significant reconciling items in net income are as follows:

Inventories   The fair value of the net assets under US GAAP of the Guinness Group was higher than the net assets under IFRS, primarily in respect of maturing whisky inventories. The fair value of the inventories at the date of acquisition (17 December 1997) was £601 million higher under US GAAP than under IFRS. The increase in inventory values is unwinding over a number of years on the sale of the whisky to third parties. In the six month period ended 31 December 2005, £14 million (2004—£14 million) of the fair value increase was realised.

Pensions and other post employment benefits   Under IFRS, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets) are charged/credited to other finance charges in the income statement. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period and any differences between the actual and expected returns on the plan’s assets are included in the statement of recognised income and expense. The surplus or deficit in post employment benefit plans at the balance sheet date is reported as part of the group’s consolidated net assets.

Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period and any differences between the actual and expected returns on the plan’s assets are amortised through operating profit over the average remaining service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative charges to operating profit and the cumulative cash contributions made to the plan.

In the six month period ended 31 December 2005, under IFRS the charge for post employment costs before taxation was £44 million (2004—£43 million), compared with a charge of £93 million (2004—£35 million) under US GAAP. The expected return on assets for the period is calculated using the bid value of assets at the beginning of the period under IFRS but is calculated using a smoothed market value of assets at the beginning of the period under US GAAP. For the six months ended 31 December 2005 the expected return on assets was  £139 million (2004—£140 million) under IFRS whereas it was £148 million (2004—£170 million) under US GAAP. In addition, any amount arising from changes in the assumptions used for the actuarial valuation of the liabilities at the commencement of the year and those at the end of the period, and any differences between the actual and estimated return on the plans' assets, are recognised immediately in the year in which they occur in the statement of recognised income and expense under IFRS. Under US GAAP these gains and losses are amortised through the income statement over the average remaining service lives of the active members. As there is currently an unrecognised loss under US GAAP, this leads to an additional charge to the income statement of £46 million (2004—£13 million) under US GAAP. There are also some historic losses from past service costs that were not recognised immediately as a charge to the income statement under US GAAP as at the time when the past service costs were incurred the plan was in surplus. This led to an additional charge in the six months ended 31 December 2005 to the income statement of £8 million (2004—£8 million) under US GAAP compared with IFRS. Other differences in respect of post employment costs between IFRS and US GAAP amounted to an additional charge of £4 million (2004—£1 million) under US GAAP.

Financial instruments   The group uses derivative financial instruments for risk management purposes. Under IFRS, prior to the adoption of IAS 39 on 1 July 2005, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions were not recognised until realised. Since 1 July 2005, all such derivatives are carried at fair value at the balance sheet date. Under IFRS, prior to 1 July 2005, for derivatives hedging the translation of net assets of overseas operations in respect of foreign exchange differences arising on translation to closing rates, changes in their fair value were taken to the statement of recognised income and expense. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualified for and are designated as hedges under US GAAP. Gains and losses that arose from changes in the fair value of derivatives, and gains and losses that arose from changes in the fair value of hedged items attributable to the hedged risk, were charged or credited in determining net income under US GAAP.

From 1 July 2005, there are differences between IFRS and US GAAP in respect of interest rate hedging, cash flow hedging and net investment hedging. For interest rate hedging, there are differences between hedge documentation, effectiveness testing methods and transition requirements which result in (i) some derivatives not being designated as hedges under US GAAP, (ii) a lower level of ineffectiveness arising on those derivatives which can be designated as hedges and (iii) an adjustment being made to the hedged item for fair value hedges at transition to IAS 39 which is not made under US GAAP. For cash flow hedging, at transition to IAS 39 all derivatives designated as cash flow hedges are considered as hedges prior to the transition date, while for US GAAP the hedge relationship starts from the time the hedge is documented, which in certain cases is the date that IAS 39 was first adopted.  Therefore there are differences with respect to the amounts recognised in the hedging reserves and the amount recycled to the income statement at the time the hedged item matures. For net investment hedging, there are differences between hedge documentation and effectiveness testing requirements as a result of which some loans and derivatives cannot be designated as hedges under US GAAP.

In the six month period ended 31 December 2005, under US GAAP, gains of £8 million have been recognised on foreign exchange derivatives (2004—losses of £43 million) and £nil has been recognised on interest rate instruments (2004—gains of £14 million) which have not been recognised under IFRS. The period on period movements are a product of the portion of the group’s hedging instruments for which mark-to-market movements are taken to net income under US GAAP but not under IFRS, and the movements in exchange and interest rates in each period.

Disposal of General Mills shares   Applying the accounting differences between IFRS and US GAAP resulted in different carrying values for the shares held in General Mills. As a consequence of these different values, a different gain or loss arose on the subsequent disposals of the shares in October 2004 and November 2005. Under IFRS, the investment in General Mills was classified as a non-current investment for the year ended 30 June 2005 at deemed cost and, on the adoption of IAS 39 on 1 July 2005, was reclassified as an available for sale security. Under US GAAP, the investment was held from 1 July 2004 as an available for sale security. Under both IFRS and US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in equity. On the disposal of the shares in General Mills, the amount included in equity in respect of the shares disposed of, representing the cumulative change in fair value, was included in net income.

In the six month period ended 31 December 2005, under IFRS the gain on disposal of General Mills shares was £151 million (2004—£219 million), compared with a gain of £89 million (2004—£59 million) under US GAAP.

Deferred taxation   IFRS requires deferred tax to be recognised, with limited exceptions, in respect of temporary differences arising between the tax written down value of assets and liabilities and the book value, including temporary differences arising as a result of intra group transactions. Similarly US GAAP requires deferred tax to be recognised, with limited exceptions, for taxable temporary differences but, where assets or liabilities are transferred within a group, no deferred tax asset or liability is recognised in respect of changes in tax written down values. Under IFRS, in the six month period ended 31 December 2004 tax rate changes resulted in a decrease in the deferred tax asset recognised on the intra group transfer of assets and a consequent charge to the income statement. Under US GAAP the deferred tax asset arising on the intra group transaction, was not recognised and therefore any adjustment to the asset under IFRS was also not recognised.

Cumulative effect of change in accounting principle   US GAAP has more stringent criteria than IFRS for determining whether an employee share option plan is classified as an equity or liability plan. Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled whereas equity classified awards are measured at grant date fair value and are not subsequently remeasured. Diageo’s senior executive share option plan (SESOP) is accounted for as a liability plan under US GAAP whereas under IFRS it is treated as an equity plan. On adoption of SFAS

123(R), Diageo revalued unvested awards in the SESOP plan and recognised a cumulative effect of an accounting change of £2 million net of tax.

Exceptional and extraordinary items   Following the implementation of IFRS the group has decided to continue with the presentation of certain items as ‘exceptional’. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence, in order for the user to obtain a proper understanding of the financial information. Such items are included within the IFRS income statement caption to which they relate. US GAAP does not have such a category. Under US GAAP, certain of these items are treated in accordance with paragraph 26 of APB 30 as a separate component of income from continuing operations, if appropriate. The group has had no extraordinary items under either IFRS or US GAAP for the six month period ended 31 December 2005 or the six month period ended 31 December 2004.

TREND INFORMATION

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2005 said:

‘This is a strong first half performance. We have invested in our brands and built our market positions. We have again achieved our financial objectives delivering top and bottom line organic growth, organic operating margin improvement and an increase in return on invested capital.

‘We continue to capitalise on our opportunities in the US where our market leadership and superior route to market have led to further volume share gains of 0.4 percentage points in spirits. In Europe, where we face a more challenging trading environment, we have created a more efficient organisation and this has enabled us to deliver 7% organic operating profit growth in the period. Sustained investment behind our brands in International markets has led to strong top line growth, up 12%. Throughout the business, mix improvement through stronger growth of brands such as Johnnie Walker together with the creation of a lower cost base have led to overall organic margin expansion of 0.2 percentage points.

‘Strong cash flow and the liquidation of our remaining interest in General Mills and Burger King have enabled us to double our share buy back programme, returning a further £700 million to shareholders in the period.

‘Material changes to these first half trends are unlikely in the balance of the year and we are therefore comfortable in reiterating our full year guidance of 7% organic operating profit growth’.

The above comments were made by Paul Walsh, Chief Executive of Diageo, in the Interim Announcement published on 16 February 2006.

RECENT DEVELOPMENTS

Diageo announced on 7 December 2005 the appointment of Laurence Danon, Chairman of the Management Board and CEO of France Printemps, to the Diageo board, effective 1 January 2006. Her appointment brings to eight the number of Diageo’s independent non-executive directors. She is appointed to the Audit Committee, Remuneration Committee and Nomination Committee.

Diageo announced on 27 March 2006 that the company agreed framework funding principles with the Trustees of the UK company pension scheme which provide for the company to fund the UK pension scheme deficit over a 7-year period beginning in the 2007 financial year. For the purposes of the agreement, the value of the deficit, which will be calculated using the trustees’ actuarial valuation of the scheme, will be ascertained through the planned 3-yearly valuation as of 31 March 2006. Following the completion of that valuation later in 2006, the initial annual cash contribution that Diageo will make under this funding framework is estimated to be around £100 million. At 31 December 2005 the deficit on Diageo’s UK company pension scheme, including unfunded liabilities and calculated under  IAS 19, was £653 million. In addition to the deficit funding, Diageo will continue to make a cash contribution in respect of annual service, which in the year ending 30 June 2006 is expected to be £50 million. The agreed framework provides for a reassessment of the funding position on a triennial basis and allows for appropriate adjustments in company contributions in line with the deficit at that time. These arrangements are not expected to lead to a change in Diageo’s previously announced share buy back programme.

INDEX TO THE UNAUDITED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005 AND 31 DECEMBER 2004

UNAUDITED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2005				Six months ended 31 December 2004
	Notes	Before exceptional items	Exceptional items	Total		Before exceptional items (restated)	Exceptional items	Total (restated)
		£ million	£ million	£ million		£ million	£ million	£ million
Sales	2	5,359	—	5,359		4,946	—	4,946
Excise duties		(1,399)	—	(1,399)		(1,272)	—	(1,272)
Net sales		3,960	—	3,960		3,674	—	3,674
Cost of sales	4	(1,511)	—	(1,511)		(1,365)	(14)	(1,379)
Gross profit		2,449	—	2,449		2,309	(14)	2,295
Marketing		(618)	—	(618)		(572)	—	(572)
Other operating expenses	4	(570)	—	(570)		(552)	(2)	(554)
Operating profit	2	1,261	—	1,261		1,185	(16)	1,169
Investment income		5	—	5		8	—	8
Sale of General Mills shares	4		151	151			219	219
Sale of other businesses	4		—	—			(1)	(1)
Net interest	3	(92)	—	(92)		(78)	—	(78)
Other finance (charges)/income	3	(1)	—	(1)		4	—	4
Share of associates’ profits after tax		77	—	77		71	—	71
Profit before taxation		1,250	151	1,401		1,190	202	1,392
Taxation	5	(313)	117	(196)		(404)	14	(390)
Profit for the period		937	268	1,205		786	216	1,002
Attributable to:
Equity shareholders		898	268	1,166		751	216	967
Minority interests		39	—	39		35	—	35
	7	937	268	1,205		786	216	1,002
Pence per share
Basic earnings				40.4	p			32.2	p
Diluted earnings				40.4	p			32.2	p
Average shares				2,886	m			2,999	m

UNAUDITED DIAGEO CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Six months ended 31 December 2005		Six months ended 31 December 2004 (restated)
	£ million	£ million	£ million	£ million
Net foreign exchange translation differences
—group (including minority interests)	33		(46)
—associates	18		54
Holding gains on available for sale securities
—unrealised gains arising during the year (including exchange)	33		—
—realised gains reclassified to profit for the period	(181)		—
Effective portion of changes in fair value of cash flow hedges
—group	(18)		—
—associates	1
Actuarial gains on post employment plans	236		—
Tax on items taken directly to equity	(50)		—
Net income recognised directly in equity		72		8
Profit for the period
—group	1,128		931
—associates	77		71
Profit for the period		1,205		1,002
Total recognised income and expense for the period		1,277		1,010
Impact of IAS 39 adoption on 1 July 2005 (net of tax)
—group	170
—associates	(6)
Impact of adoption of IAS 39		164
		1,441
Attributable to
—equity shareholders of the parent company		1,229		982
—minority interests		48		28
Total recognised income and expense for the period		1,277		1,010

UNAUDITED DIAGEO CONSOLIDATED BALANCE SHEET

		31 December 2005		30 June 2005		31 December 2004
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		4,723		4,392		4,050
Property, plant and equipment		1,987		1,936		1,794
Biological assets		5		14		6
Investments in associates		1,347		1,261		1,308
Other investments		66		719		1,048
Deferred tax assets		705		778		955
Post employment benefit assets		11		12		10
Other financial assets		96
Trade and other receivables		40		68		116
			8,980		9,180		9,287
Current assets
Inventories	8	2,488		2,347		2,245
Trade and other receivables		2,185		1,607		2,114
Cash and cash equivalents		1,039		787		1,082
			5,712		4,741		5,441
Total assets			14,692		13,921		14,728
Current liabilities
Borrowings and bank overdrafts	10	(1,047)		(869)		(2,109)
Trade and other payables		(1,984)		(1,912)		(2,107)
Corporate tax payable		(806)		(746)		(795)
Provisions		(101)		(88)		(173)
			(3,938)		(3,615)		(5,184)
Non-current liabilities
Borrowings	10	(3,907)		(3,677)		(2,911)
Other payables		(107)		(95)		(60)
Deferred tax liabilities		(406)		(298)		(387)
Post employment benefit liabilities		(1,110)		(1,306)		(1,056)
Other financial liabilities		(149)
Provisions		(286)		(304)		(133)
			(5,965)		(5,680)		(4,547)
Total liabilities			(9,903)		(9,295)		(9,731)
Net assets			4,789		4,626		4,997
Equity
Called up share capital		883		883		883
Share premium		1,339		1,337		1,334
Other reserves		3,187		3,180		3,074
Retained deficit		(817)		(941)		(452)
Equity attributable to equity shareholders of the company			4,592		4,459		4,839
Minority interests			197		167		158
Total equity	7		4,789		4,626		4,997

UNAUDITED DIAGEO CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 December 2005		Six months ended 31 December 2004
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,205		1,002
Taxation	196		390
Share of associates’ profit after taxation	(77)		(71)
Investment income	(5)		(8)
Net interest and finance charges	93		74
Net non-operating exceptional gains	(151)		(218)
Depreciation and amortisation	105		119
Movements in working capital	(463)		(322)
Dividend income	14		20
Other items	40		43
Cash generated from operations		957		1,029
Interest paid		(98)		(168)
Interest received		37		75
Dividends paid to equity minority interests		(20)		(25)
Taxation paid		(118)		(153)
Net cash from operating activities		758		758
Cash flows from investing activities
Net purchase of investments	(1)		(2)
Disposal of property, plant and equipment	2		10
Purchase of property, plant and equipment	(108)		(124)
Disposal of shares in General Mills	651		1,210
Disposal of subsidiaries, associates and businesses	122		13
Purchase of subsidiaries	(207)		(15)
Net cash from investing activities		459		1,092
Cash flows from financing activities
Proceeds from issue of share capital	2		3
Net purchase of own shares for share trusts	(42)		(54)
Own shares repurchased for cancellation	—		(61)
Own shares repurchased for holding as treasury shares	(704)		(292)
Increase/(decrease) in loans	296		(264)
Redemption of guaranteed preferred securities	—		(302)
Equity dividends paid	(529)		(512)
Net cash used in financing activities		(977)		(1,482)
Net increase in cash and cash equivalents		240		368
Exchange differences		12		(66)
Cash and cash equivalents at beginning of the period		729		668
Cash and cash equivalents at end of the period		981		970
Cash and cash equivalents consist of:
Other cash and cash equivalents		1,039		1,082
Bank overdrafts		(58)		(112)
		981		970

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

1.                Basis of preparation

For all periods up to and including the year ended 30 June 2005, Diageo prepared its primary financial statements under UK generally accepted accounting principles (UK GAAP). From 1 July 2005, the group is required to prepare its consolidated annual financial statements in accordance with International Accounting Standards, International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRS) as endorsed and adopted for use in the European Union (EU). These interim financial statements comply with applicable IFRS and have been prepared in accordance with IAS 34—Interim Financial Reporting. The group accounting policies applied in these interim financial statements are set out on pages 34 to 38. Further details of the impact of the transition to IFRS are presented in note 12.

IFRS are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. Accordingly, the information presented here and the format of presentation may be subject to change as accounting standards and interpretations are endorsed by the EU, new guidance is issued or practice develops.

IFRS 1—First-time adoption of International Financial Reporting Standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the following options have been adopted:

•       Business combinations: Business combinations prior to the date of transition have not been restated onto an IFRS basis.

•       Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

•       Share-based payments: Full retrospective application has been adopted.

•       Financial instruments: The group has adopted the provisions of IAS 39—Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the balance sheet at 1 July 2005.

The group expects to be able to adopt the amendment to IAS 21—The effects of changes in foreign exchange rates approved by the IASB in November 2005 in its consolidated annual financial statements for the year ending 30 June 2006 and therefore has adopted this amendment in the interim financial information. Whilst passed by the IASB, this amendment has yet to be endorsed by the European Parliament. This amendment clarifies the accounting treatment for net investments in foreign subsidiaries and for the treatment of foreign exchange differences on monetary items which form part of a reporting entity’s net investment in a foreign operation.

The effect of implementing this amendment is that a number of intra-group financing arrangements are now regarded as part of the group’s net investment in foreign operations and the foreign exchange arising on translation of these balances is recorded in equity. Prior to adoption of the amendment, IAS 21 required the foreign exchange arising on translation of these balances to be taken to income. The effect on implementation of the amendment is to increase the interest charge by £2 million (2004—decrease of £1 million). Basic and diluted earnings per share for the period ended 31 December 2005 have been decreased by 0.1p (2004—increased by 0.1p). There is no impact on net assets.

In the process of implementing the amendment to IAS 21, the group reconsidered its interpretation of the wording of the original IAS 21 standard and has identified that other foreign exchange losses of

£26 million in the preliminary IFRS information previously published for the period ended 31 December 2004 in respect of intra-group financing arrangements forming part of the group’s net investment in foreign operations were originally charged to income and should have been recognised directly in equity. The group has reclassified these exchange losses resulting in an increase in other finance income of £26 million in the six months ended 31 December 2004. Basic and diluted earnings per share for the period ended 31 December 2004 have been increased by 0.8p. There is no impact on net assets.

This interim financial information is unaudited. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2005, which were prepared under UK GAAP, have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

2.                Business and geographical analyses

Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International and Corporate, reflecting the group’s management and internal reporting structure.

Business analysis:

	Six months ended 31 December 2005		Six months ended 31 December 2004
	Sales	Operating profit/(loss)	Sales	Operating profit/(loss)*
	£ million	£ million	£ million	£ million
North America	1,565	476	1,385	454
Europe	2,221	494	2,244	463
International	1,533	371	1,289	346
	5,319	1,341	4,918	1,263
Corporate	40	(80)	28	(78)
	5,359	1,261	4,946	1,185

Geographical analysis of sales and operating profit by destination:

	Six months ended 31 December 2005		Six months ended 31 December 2004
	Sales	Operating profit	Sales	Operating profit*
	£ million	£ million	£ million	£ million
Europe	2,292	426	2,296	394
North America	1,581	485	1,405	465
Asia Pacific	561	122	482	120
Latin America	402	106	310	97
Rest of World	523	122	453	109
	5,359	1,261	4,946	1,185

*                    Operating profit for the period ended 31 December 2004 is before exceptional operating charges of £16 million.

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.

Certain businesses within Diageo International for internal management purposes have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.

Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

	31 December 2005	31 December 2004
	£ million	£ million
Total assets:
North America	994	660
Europe	1,563	1,474
International	1,278	1,159
Moët Hennessy	1,304	1,263
Corporate and other	9,553	10,172
	14,692	14,728

Weighted average exchange rates used in the translation of income statements were US dollar—£1 = $1.76 (2004—£1 = $1.85) and euro—£1 = €1.47 (2004—£1 = €1.46). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar—£1 = $1.72 (2004—£1 = $1.92) and euro—£1 = €1.46 (2004—£1 = €1.42). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

The Christmas holiday season provides the peak period for sales. Approximately 30% of annual sales volume occurs in the last three months of each calendar year.

3.                Interest and other finance charges

	Six months ended 31 December 2005	Six months ended 31 December 2004 (restated)
	£ million	£ million
Interest payable	(107)	(135)
Interest receivable	15	57
Net interest	(92)	(78)
Net finance income in respect of post employment plans	10	4
Unwinding of discounts on provisions and debtors	(6)	(3)
Other finance charges	(1)	—
	3	1
Net exchange movements on certain financial instruments	(4)	3
Other finance (charges)/income	(1)	4

4.                Exceptional items

Following the implementation of IFRS, the group has decided to continue with its separate presentation of certain items as “exceptional”. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2005	Six months ended 31 December 2004
	£ million	£ million
Operating costs
Park Royal brewery accelerated depreciation	—	(14)
Seagram integration costs	—	(6)
Disposal of fixed assets	—	4
	—	(16)
Disposals
Shares in General Mills	151	219
Other	—	(1)
	151	202

5.                Income taxes

The £196 million total taxation charge for the six months ended 31 December 2005 comprises a UK tax charge of £50 million and a foreign tax charge of £146 million. Exceptional tax credits amounted to £117 million in the period (2004—£14 million) including a £110 million increase in the group’s deferred tax assets following agreement of certain brand carrying values with fiscal authorities.

6.                Dividends

	Six months ended 31 December 2005	Six months ended 31 December 2004
	£ million	£ million
Amounts recognised as distributions to equity holders in the period
Final dividend paid for the year ended 30 June 2005 of 18.2p (2004—17.0p) per share	529	512

An interim dividend of 11.95 pence per share for the six months ended 31 December 2005 (2004—11.35 pence per share) was approved by the Board on 15 February 2006 and as the approval was after the balance sheet date it has not been included as a liability.

7.                Movements in total equity

	Six months ended 31 December 2005	Six months ended 31 December 2004 (restated)
	£ million	£ million
Total equity at beginning of the period	4,626
Adoption of IAS 39 on 1 July 2005	164
Restated total equity at beginning of the period	4,790	5,229
Profit for the period	1,205	1,002
Dividends paid to equity shareholders	(529)	(512)
Dividends paid to minority interests	(20)	(25)
Exchange adjustments	51	8
Tax on exchange adjustments in reserves	7	—
New share capital issued	2	3
Share trust arrangements	(27)	(42)
Purchase of own shares for cancellation	—	(61)
Purchase of own shares held as treasury shares	(704)	(292)
Actuarial gains on post employment plans	179	—
Redemption of preferred securities (net)	—	(312)
Other recognised losses	(165)	(1)
Net movement in total equity	(1)	(232)
Total equity at end of the period	4,789	4,997

Total equity at the end of the period includes gains of £169 million in respect of cumulative translation differences (2004—gains of £14 million) and £1,349 million in respect of own shares held as treasury shares (2004—£292 million).

8.                Inventories

	31 December 2005	31 December 2004
	£ million	£ million
Raw materials and consumables	273	231
Work in progress	22	15
Maturing stocks	1,610	1,484
Finished goods and goods for resale	583	515
	2,488	2,245

9.                Reconciliation of movement in net borrowings

	Six months ended 31 December 2005	Six months ended 31 December 2004
	£ million	£ million
Net borrowings at beginning of the period	(3,706)	(4,156)
Adoption of IAS 39 on 1 July 2005	3	—
Restated net borrowings at beginning of the period	(3,703)	(4,156)
Increase in cash and cash equivalents after exchange	252	302
Cash flow from change in loans	(296)	264
Change in net borrowings from cash flows	(44)	566
Exchange adjustments on borrowings	(162)	98
Other non-cash items	(2)	8
(Increase)/decrease in net borrowings	(208)	672
Net borrowings at end of the period	(3,911)	(3,484)

10.         Net borrowings

	31 December 2005	31 December 2004
	£ million	£ million
Debt due within one year and overdrafts	(1,047)	(2,109)
Debt due after one year	(3,907)	(2,911)
Interest rate swaps	9	—
Obligations under finance leases	(10)	(10)
	(4,955)	(5,030)
Less: Cash and cash equivalents	1,039	1,082
Other liquid resources	14	506
Foreign currency swaps	(9)	(42)
Net borrowings	(3,911)	(3,484)

In the period ended 31 December 2005 the group issued a $750 million global bond repayable in 2015 with a coupon of 5.30% and a $250 million medium term note repayable in 2008 with floating rate coupons. A $500 million bond matured and was repaid in the period.

11.         Contingent liabilities and legal proceedings

(i) Guarantees   In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£116 million) repayable in November 2009. Including this guarantee, but net of the amount provided in the consolidated financial statements, the group has given performance guarantees and indemnities to the third parties of £176 million. There has been no material change since 31 December 2005 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation   An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Alcohol advertising litigation   At least nine nearly identical putative class actions were filed in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and on other legal theories. The litigation is ongoing and Diageo intends to defend itself vigorously against these claims.

(iv) Other   The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

12.         Explanation of transition to IFRS

These are the group’s first consolidated interim financial statements for part of the period to be covered by the first consolidated annual financial statements prepared in accordance with IFRS.

The group has adopted the amendment to IAS 21 and accordingly the results for the comparative period have been restated (see note 1 for further information).

In preparing its IFRS balance sheet at the transition date (1 July 2004), comparative information for the six months ended 31 December 2004 and financial statements for the year ended 30 June 2005, the group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP. Set out in the following tables is the UK GAAP to IFRS reconciliation of profit for the period for the six months ended 31 December 2004 and year ended 30 June 2005 and a reconciliation of total equity at 1 July 2004, 31 December 2004 and 30 June 2005.

Reconciliation of profit for the period

	Year ended 30 June 2005 (restated)	Six months ended 31 December 2004 (restated)
	£ million	£ million
Profit after taxation under UK GAAP	1,439	908
Reversal of goodwill recycled to income statement on disposal (IAS 38)	247	247
Amortisation of deferred tax assets (IAS 12)	(267)	(149)
Foreign exchange differences on inter-company funding loans (IAS 21)	(8)	3
Share based payments (IFRS 2)	(9)	(4)
Other	(3)	(3)
Profit for the period under IFRS	1,399	1,002

Reconciliation of total equity

	30 June 2005	31 December 2004	1 July 2004
	£ million	£ million	£ million
Total shareholders’ funds and minority interests under UK GAAP	3,834	4,284	4,183
Valuation of net post employment benefit liability (IAS 19)	(52)	(58)	(54)
Net deferred tax asset on brands and group re-organisations (IAS 12)	423	548	706
De-recognition of final dividend creditor (IAS 10)	530	336	513
Elimination of revaluation reserve (IAS 16)	(111)	(111)	(113)
Other	2	(2)	(6)
Total equity under IFRS	4,626	4,997	5,229
Net impact of implementation of IAS 39	164
Total equity under IFRS at 1 July 2005	4,790

In accordance with the exemption available in IFRS 1, the group has adopted IAS 39—Financial instruments recognition and measurement with effect from 1 July 2005, the principal impact of this standard being to change the carrying value of financial instruments in the group’s financial statements. The impact of adoption of this standard on the balance sheet at 1 July 2005 (date of adoption) is set out in the following table:

	30 June 2005	Impact of IAS 39	1 July 2005	31 December 2005
	£ million	£ million	£ million	£ million
Non-current assets
Investments in associates	1,261	(6)	1,255	1,347
Other investments	719	148	867	66
Deferred tax assets	778	10	788	705
Other financial assets		96	96	96
Other non-current assets	6,422	70	6,492	6,766
	9,180	318	9,498	8,980
Current assets	4,741	—	4,741	5,712
Total assets	13,921	318	14,239	14,692
Current liabilities	(3,615)	41	(3,574)	(3,938)
Non-current liabilities
Borrowings	(3,677)	(67)	(3,744)	(3,907)
Other financial liabilities		(128)	(128)	(149)
Other non-current liabilities	(2,003)	—	(2,003)	(1,909)
	(5,680)	(195)	(5,875)	(5,965)
Total liabilities	(9,295)	(154)	(9,449)	(9,903)
Net assets	4,626	164	4,790	4,789
Equity
Other reserves	5,400	123	5,523	5,409
Retained deficit	(941)	41	(900)	(817)
Equity attributable to equity shareholders of the company	4,459	164	4,623	4,592
Minority interests	167	—	167	197
Total equity	4,626	164	4,790	4,789

The group accounting policies applied to the financial information for the six months ended 31 December 2005, the comparative information for the six months ended 31 December 2004, the comparative information for the year ended 30 June 2005, and the preparation of an opening balance sheet at 1 July 2004 (the group’s date of transition), are presented on page 34 to 38.

Impact of IFRS adjustments

The main adjustments from UK GAAP to IFRS are as follows:

Employee benefits

Share-based payments

Under UK GAAP, the group expensed the intrinsic value of equity settled share options granted, being the difference between the market value of the shares on the award of an option and the exercise price of the option, to the income statement over the minimum life of the option. Under IFRS 2—Share-based payments, equity settled share-based transactions with employees are required to be measured at the fair value of the option at the date of grant which forms the basis of the charge to the income statement over the vesting period. The fair values of the grants have been calculated based on the binomial and Monte Carlo option pricing models. The group has adopted the transitional arrangements that allow companies to apply IFRS 2 retrospectively to all options granted but not fully vested at 30 June 2004 (where the fair value has been previously disclosed).

The deferred tax credit under IFRS 2 is calculated based on the difference between the market price and the option exercise price of the shares at the balance sheet date.

Post employment benefits

Diageo’s accounting for pensions and other post employment benefits under IFRS will be substantially the same as that already applied under UK GAAP. There are however a number of small differences that give a slight variation in the valuations of the assets and liabilities of the schemes. These include the use of bid prices rather than mid-market prices to value the assets of the schemes, and a different actuarial method for valuing risk benefits (death in service and ill health benefits) to value the liabilities in the schemes.

Under UK GAAP, the costs of administering the schemes were charged as service costs in operating profit. Under IFRS, these costs are included in the expected rate of return assumption and, as a consequence, are included in finance charges/income in the income statement.

In addition, deferred tax balances in respect of post employment assets and liabilities are no longer netted off against those post employment balances, but are classified together with other deferred tax balances.

Biological assets

Under UK GAAP, Diageo’s vines and the grapes on the vines were measured at the historical cost of the vine less accumulated depreciation where appropriate. Under IAS 41—Agriculture, Diageo will recognise its biological assets, being its vines and grapes on the vines, at fair value. Any changes in the fair value of such biological assets are recognised in the income statement.

Joint ventures

Under IFRS, the legal and contractual power to control or significantly influence is the key consideration when determining whether an entity is a subsidiary, joint venture or associate. Under UK GAAP, consideration is given to the control or significant influence actually exercised in practice when making this determination. A review of investments concluded that the group’s beer interests in Malaysia and Singapore, previously subsidiaries under UK GAAP, are classified as jointly controlled entities under IFRS. As a consequence, these entities previously fully consolidated (with a minority interest) under UK GAAP are, under IFRS, proportionately consolidated. This adjustment does not impact on the retained profit of the group.

IAS 31—Interests in joint ventures defines a jointly controlled entity as an entity where all parties enter into a contractual arrangement that specifies joint control, by unanimous consent, of all strategic financial and operating decisions. IFRS allows the group to adopt either proportionate consolidation or the equity method when consolidating jointly controlled entities. Diageo has adopted proportionate consolidation as its group policy. This will result in some group entities, previously equity accounted under UK GAAP, being proportionately consolidated under IFRS.

Under UK GAAP, the group fully consolidated cash flows of the consolidated entities but did not consolidate cash flows of equity accounted entities. Under IFRS, the consolidated cash flow statement includes the group’s share of the cash flows of the above-mentioned proportionately consolidated entities, recognised on a line-by-line basis.

The IFRS balance sheet includes only the group’s share of the assets and liabilities of the above-mentioned entities under proportionate consolidation. Where an entity was previously fully consolidated under UK GAAP, the minority interest portion will be excluded from the consolidated financial statements under IFRS.

Foreign exchange

The group has a number of inter-company funding arrangements. Under UK GAAP and IAS 21—The effects of changes in foreign exchange rates, exchange rate differences on monetary items are recognised in the income statement unless the monetary item forms part of a net investment in a foreign entity. IAS 21 is more prescriptive in determining which loans, including inter-company loans, may be designated as part of the group’s net investment or as a net investment hedge. This has resulted in a loss for the year ended 30 June 2005 being transferred from reserves to other finance charges in the income statement. This does not reflect an economic gain or loss for the group.

When IAS 39—Financial instruments: recognition and measurement was introduced with effect from 1 July 2005, such gains and losses taken into the income statement will to some extent offset certain gains and losses taken to the income statement on the re-translation of net external borrowings not designated as net investment hedges.

On disposal of an operation, under IFRS, the cumulative amount of exchange differences previously recognised in equity since the transition date to the date of disposal is transferred to the income statement as part of the gain or loss on disposal.

Income taxes

Under IAS 12—Income taxes, deferred tax is recognised in respect of nearly all taxable temporary differences arising between the tax written down value of assets and liabilities and the book value. Under UK GAAP, deferred tax is recognised on timing differences. This results in deferred tax being recognised under IFRS on certain temporary differences that would not have given rise to deferred tax under UK GAAP. As a result, the group’s transition balance sheet at 1 July 2004 includes an additional deferred tax asset and additional deferred tax liabilities.

The deferred tax assets represent the recognition of tax benefits of group reorganisations made in prior years. This asset will be amortised through the income statement over the period that tax benefits are received.

Over a number of years, the group has made a number of acquisitions and consequently recognised brand intangibles on its balance sheet. Some of these acquisitions were structured as an acquisition of a legal entity and therefore the brand intangible has no equivalent tax basis. The group has therefore recognised an incremental deferred tax liability on the transition balance sheet with an equivalent adjustment in reserves. This deferred tax liability will only crystallise on any subsequent disposal or impairment of the brands in respect of which it has been established. This is not expected to occur in the foreseeable future.

Other deferred tax adjustments on compliance with IFRS include items in respect of unrealised profits on the intra-group transfer of inventories and an additional deferred tax liability in respect of rolled over capital gains on the disposal of property.

IFRS requires that full provision is made for tax arising on unremitted earnings from subsidiaries, joint ventures and associates, except to the extent that the group can control the timing of remittances and remittance is not probable in the near future. Under UK GAAP, tax was only provided on unremitted earnings to the extent that dividends had been accrued or if there was a binding agreement for the distribution of earnings at the reporting date.

Under IAS 1—Presentation of financial statements, the tax charge on the face of the income statement comprises the tax charge of the company, its subsidiaries and the share of any joint ventures that are proportionately consolidated. The group’s share of its associated undertakings’ tax charges are recorded as part of the share of associates’ profits rather than being part of the tax charge as under UK GAAP.

Other adjustments

Intangible assets   Under UK GAAP, goodwill acquired prior to 1 July 1998 was eliminated directly against reserves. The gain or loss on the disposal of a previously acquired business reflects the attributable amount of purchased goodwill in respect of that business. As Diageo has opted not to restate business combinations prior to the date of transition, the goodwill written off to reserves under UK GAAP remains in reserves. During the year ended 30 June 2005, the group disposed of 54 million shares in General Mills for which attributable goodwill, previously written off to reserves, was recycled to the income statement and charged to the loss on disposal under UK GAAP. This adjustment is not required under IFRS.

Prior to the transition date, goodwill arising from the acquisition of a business was amortised through the income statement over a maximum of 20 years. IFRS requires that an impairment review of goodwill is carried out at the date of transition irrespective of whether an indicator exists that goodwill may be impaired. As none of the goodwill was impaired at either 1 July 2004, or 30 June 2005, the UK GAAP amortisation for the year ended 30 June 2005 has not been charged to the income statement under IFRS.

Dividends   Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, were deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they related. Under IAS 10—Events after the balance sheet date, proposed dividends are not considered to be a liability until they are approved by the Diageo board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. Under IFRS, the amount of the proposed dividend has been removed from current liabilities in the balance sheet.

Leases   The group has applied the requirements of IAS 17—Leases  to all of its leases and has reclassified certain leases from operating to finance leases to reflect the substance of the transaction.

Revaluation reserve   The group last revalued its land and buildings in 1992 (Guinness) and 1988 (GrandMet). At 1 July 2004 there was a difference between the revalued net assets and the historical net book value. Under IFRS, it was determined not to recognise any revaluations and, as a consequence, the revaluation reserve has been eliminated.

Moët Hennessy   The operations of Moët Hennessy in France and the United States are conducted through a partnership in which Diageo has a 34% interest. Moët Hennessy has undertaken an exercise to restate its financial statements for the impacts of IFRS. Diageo has adjusted some of these restatements to ensure consistency with its own IFRS group accounting policies. The group’s share of net assets of Moët Hennessy increased and the group’s share of profit from associates increased, primarily due to the reversal of goodwill amortisation (IFRS 3—Business combinations), the fair value of harvested produce (IAS 41—Agriculture) and pension charges (IAS 19—Employee benefits).

Reclassifications

A number of items have been reclassified in the income statement and balance sheet to comply with IFRS presentation. These include:

Format of the income statement   UK GAAP and IFRS permit costs in the income statement to be classified either by function (expenses allocated to cost of sales, marketing or administrative expenses) or by nature (expenses analysed between purchases of materials, depreciation, staff costs and advertising costs). Under UK GAAP, Diageo has reported costs in the income statement and accompanying notes by nature but, on conversion to IFRS, will report costs on the face of the income statement by function.

Associates   Under UK GAAP, the group’s share of associated undertakings’ operating profit, exceptional items, interest and tax were recorded separately in the consolidated income statement. IFRS requires these items to be disclosed as a single line in the income statement.

Exchanges   Under UK GAAP, the group has recognised revenue on the exchange of surplus maturing whisky stocks with other UK distillers. IFRS does not permit the recognition of revenue on the exchange of similiar assets, therefore this revenue, together with an equal and opposite cost of sales amount, will no longer be recognised. This adjustment does not impact on the operating profit of the group.

Capitalised software   Computer software which is not an integral part of a related item of hardware is required under IFRS to be reclassified from property, plant and equipment to intangible assets.

Cash and cash equivalents   IFRS replaces the consolidated balance sheet term ‘cash at bank and liquid resouces’ with ‘cash and cash equivalents’. Cash equivalents are defined as short term highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant changes in value. This has resulted in a transfer from cash at bank and liquid resources to ‘other investments’ and to ‘trade and other receivables’.

Provisions for liabilities and charges   IFRS requires all liabilities to be analysed between amounts due within one year and after one year. This has resulted in a transfer from ‘provisions for liabilities and charges’ to current liabilities.

Accounting policies

Accounting policies are an integral part of the group’s financial information and have been reproduced on pages 34 to 38.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between International Financial Reporting Standards (IFRS) and US GAAP (unaudited)

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s consolidated financial information presented in this document is prepared in accordance with IFRS. IFRS differs in certain significant respects from US GAAP. The differences between IFRS and US GAAP, in respect of net income and shareholders’ equity, are set out below:

Effect on net income of differences between IFRS and US GAAP:

		Six months		Six months
		ended		ended
		31 December		31 December
		2005		2004
	Notes	£ million		£ million
Net income attributable to equity shareholders in accordance with IFRS		1,166		967
Adjustments to conform with US GAAP:
Inventories	(a)	(14)		(14)
Intangibles	(a)	(4)		(4)
Pensions and other post employment benefits	(c)	(49)		8
Derivative instruments in respect of General Mills shares	(d)	—		(1)
Financial instruments	(e)	8		(29)
Inter company balances	(f)	(3)		(3)
Moët Hennessy	(g)	(6)		5
Disposal of General Mills shares	(h)	(92)		(160)
Disposal of businesses	(i)	(2)		—
Burger King	(j)	18		(6)
Employee share options	(k)	(1)		5
Depreciation of land and buildings		(1)		—
Other items		—		3
Deferred taxation:	(l)
—on above adjustments		22		4
—other		(27)		159
Net income before cumulative effect of accounting change		1,015		934
Cumulative effect of change in accounting principle	(k)	(2)		—
Net income in accordance with US GAAP		1,013		934
Earnings per ordinary share in accordance with US GAAP	(m)
Basic earnings per share
Net income before cumulative effect of accounting change		35.2	p	31.1	p
Cumulative effect of change in accounting principle		(0.1	)p	—
Net income		35.1	p	31.1	p
Diluted earnings per share
Net income before cumulative effect of accounting change		35.2	p	31.1	p
Cumulative effect of accounting change		(0.1	)p	—
Net income		35.1	p	31.1	p
Basic earnings per ADS after cumulative effect of accounting change		140.4	p	124.4	p
Diluted earnings per ADS after cumulative effect of accounting change		140.4	p	124.4	p

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between IFRS and US GAAP (unaudited)

Cumulative effect on shareholders’ equity of differences between IFRS and US GAAP:

		31 December 2005	30 June 2005	31 December 2004
	Notes	£ million	£ million	£ million
Shareholders’ equity in accordance with IFRS		4,592	4,459	4,839
Adjustments to conform with US GAAP:
Inventories	(a)	79	93	103
Revaluation of land and buildings	(a)	74	78	78
Brands	(a),(b)	3,075	3,081	3,092
Goodwill	(a),(b)	3,151	3,137	3,163
Other intangibles	(a),(b)	22	26	27
Pensions and other post employment benefits	(c)	233	511	661
Derivative instruments in respect of General Mills shares	(d)	—	45	16
Financial instruments	(e)	(5)	(38)	15
Moët Hennessy	(g)	321	316	344
Investment in General Mills	(h)	—	148	174
Burger King	(j)	—	4	13
Employee share options	(k)	(6)	—	—
Other items		(12)	(15)	(42)
Deferred taxation:	(l)
—on above adjustments		(1,110)	(1,173)	(1,247)
—other		(846)	(819)	(941)
Shareholders’ equity in accordance with US GAAP		9,568	9,853	10,295

A description of accounting differences between IFRS and US GAAP that are material to the group is set out below:

(a)            Accounting for the merger of GrandMet and the Guinness Group: Under the transitional provisions of IFRS 1, the group has opted not to restate the accounting for business combinations that occurred prior to the date of transition from that previously applied under UK GAAP. In the group’s primary financial statements, the merger of GrandMet and the Guinness Group has therefore been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group’s assets and liabilities, including land and buildings, were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets, including brands, based on their fair values, with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.

(b)           Brands, goodwill and other intangibles: Under both IFRS and US GAAP, significant owned brands acquired by the group are recorded on the balance sheet. Under IFRS, the group has written off goodwill and other intangible assets acquired up to 30 June 1998, direct to reserves in the period

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between IFRS and US GAAP (unaudited) (Continued)

when acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet, and any capitalised goodwill and other intangibles acquired between 1 July 1998 and 30 June 2003 have been amortised over their useful economic lives, up to a maximum of 20 years. From the transition date  goodwill and brands are not amortised but are subject to annual impairment tests. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142—Goodwill and Other Intangible Assets and ceased to amortise goodwill from this date. Instead goodwill has been subject to annual impairment tests, as under IFRS.

(c)            Pensions and other post employment benefits: Under IFRS, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets) are charged/credited to other finance charges in the income statement. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period and any differences between the actual and expected returns on the plan’s assets are included in the statement of recognised income and expense. The surplus or deficit in post employment benefit plans at the balance sheet date is reported as part of the group’s consolidated net assets. Under IFRS, the valuations of the assets and liabilities of the post employment plans have been updated to the interim balance sheet date.

Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period and any differences between the actual and expected returns on the plan’s assets are amortised through operating profit over the average remaining service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative charges to operating profit and the cumulative cash contributions made to the plan. Under US GAAP, the valuations of the assets and liabilities of the post employment plans have not been updated to the interim balance sheet date.

(d)           Derivative instruments in respect of General Mills shares: Under IFRS prior to 30 June 2005, the premium received from the sale to General Mills of options over 29 million ordinary shares of Diageo’s holding in that company was deferred in the balance sheet pending exercise or lapse of the options. On 4 October 2004, 4 million of the shares over which the options were exercisable were disposed of to the group’s UK pension fund. The premium in respect of the option over the 4 million shares was realised in the statement of income in the six months ended 31 December 2004. Under US GAAP, the option contracts represented derivatives and, accordingly, were held at their estimated fair values at the balance sheet dates with changes in fair value included in the statement of income.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between IFRS and US GAAP (unaudited) (Continued)

From 1 July 2005, following the adoption of IAS 39—Financial instruments: recognition and measurement, under both IFRS and US GAAP, any changes in fair value of the options have been included in the statement of income. The options over the remaining 25 million ordinary shares expired in October 2005 and resulted in a gain of £8 million under both IFRS and US GAAP.

(e)            Financial instruments: The group uses derivative financial instruments for risk management purposes. Under IFRS, prior to the adoption of IAS 39 on 1 July 2005, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions were not recognised until realised. Since 1 July 2005, all such derivatives are carried at fair value at the balance sheet date. Under IFRS, prior to 1 July 2005, for derivatives hedging the translation of net assets of overseas operations in respect of foreign exchange differences arising on translation to closing rates, changes in their fair value were taken to the statement of recognised income and expense. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualified for and are designated as hedges under US GAAP. Gains and losses that arose from changes in the fair value of derivatives, and gains and losses that arose from changes in the fair value of hedged items attributable to the hedged risk, were charged or credited in determining net income under US GAAP.

From 1 July 2005, there are differences between IFRS and US GAAP in respect of interest rate hedging, cash flow hedging and net investment hedging. For interest rate hedging, there are differences between hedge documentation, effectiveness testing methods and transition requirements  which result in (i) some derivatives not being designated as hedges under US GAAP, (ii) a lower level of ineffectiveness arising on those derivatives which can be designated as hedges and (iii) an adjustment being made to the hedged item for fair value hedges at transition to IAS 39 which is not made under US GAAP. For cash flow hedging, at transition to IAS 39 all derivatives designated as cash flow hedges are considered as hedges prior to the transition date, while for US GAAP the hedge relationship starts from the time the hedge is documented, which in certain cases is the date that IAS 39 was first adopted. Therefore there are differences with respect to the amounts recognised in the hedging reserves and the amount recycled to the income statement at the time the hedged item matures. For net investment hedging, there are differences between hedge documentation and effectiveness testing requirements as a result of which some loans and derivatives cannot be designated as hedges under US GAAP.

(f)                Inter company balances: Under IFRS and US GAAP exchange differences arising on long term inter company balances, for which settlement is not planned nor likely to occur in the foreseeable future, are generally included as equity movements. However, under US GAAP there is a restriction whereby one of the companies with the inter company balance must have the same functional currency as the common parent company, and there must be no  intermediate parent company with a different functional currency. Otherwise any exchange differences arising are taken to net income.

(g)           Moët Hennessy: The operations of Moët Hennessy are conducted both through a partnership and through a limited company in which the group has 34% interests. Under both IFRS and US GAAP, the investments in Moët Hennessy are accounted for using the equity method of accounting but, as a result of applying accounting differences between IFRS and US GAAP, primarily in respect of accounting for the merger of the GrandMet and the Guinness Group referred to in (a) above, the group’s share of  the carrying values of the investments are different under IFRS and US GAAP.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between IFRS and US GAAP (unaudited) (Continued)

The group’s share of net income from Moët Hennessy is different between IFRS and US GAAP primarily in respect of accounting differences on fair value accounting for vines and grapes and post employment benefits.

(h)            Disposal of General Mills shares: Applying the accounting differences between IFRS and US GAAP resulted in different carrying values for the shares held in General Mills. As a consequence of these different values, a different gain or loss arose on the subsequent disposals of the shares in October 2004 and November 2005. Under IFRS, the investment in General Mills was classified as a non-current investment for the year ended 30 June 2005 at deemed cost and, on the adoption of IAS 39 on 1 July 2005, was reclassified as an available for sale security. Under US GAAP, the investment was held from 1 July 2004 as an available for sale security. Under both IFRS and US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in equity. On the disposal of the shares in General Mills, the amount included in equity in respect of the shares disposed of, representing the cumulative change in fair value, was included in net income.

(i)                Disposal of businesses: Applying the accounting differences between IFRS and US GAAP can result in changes to the carrying values of certain assets and liabilities. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under IFRS and US GAAP.

(j)                Burger King: Under IFRS, the sale of Burger King on 13 December 2002 (the completion date) was accounted for as a disposal in the year ended 30 June 2003, and interest receivable on the subordinated debt was included in interest income in the period to which it related. Under US GAAP, the transaction was not accounted for as a disposal in the year ended 30 June 2003 due to the size of the investment made by the buyer and Diageo’s continued involvement through the guarantee provided by Diageo in respect of the acquisition finance.

Under US GAAP, following the completion date, Diageo did not recognise profits of Burger King, nor interest receivable on the subordinated debt due from Burger King, in its income statement but, generally, reflected losses as an impairment charge against the assets retained in the balance sheet. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, resulting in the release of Diageo from its obligations under the guarantee and the receipt by Diageo of amounts owed in respect of the subordinated debt and cumulative interest. As a consequence, under US GAAP, Burger King has been accounted for as a disposal in the six months ended 31 December 2005 and the cumulative deferred interest and cumulative translation adjustment in respect of Burger King have been recognised in the income statement.

(k)            Employee share options: From 1 July 2005 Diageo adopted the provisions of SFAS No.123(R)—Share-Based Payment for its US GAAP reporting. As a consequence, for the six month period ended 31 December 2005, the accounting treatment for equity settled employee stock options was the same under both IFRS and US GAAP.

US GAAP has more stringent criteria than IFRS for determining whether a plan is classified as an equity or liability plan. Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled whereas equity classified awards are measured at grant date fair value and are not subsequently remeasured. Diageo’s senior executive share option plan

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between IFRS and US GAAP (unaudited) (Continued)

(SESOP) is accounted for as a liability plan  under US GAAP whereas under IFRS it is treated as an equity plan. On adoption of SFAS 123(R), Diageo revalued unvested awards in the SESOP plan and recognised a cumulative effect of an accounting change of £2 million net of tax.

For the six months ended 31 December 2004 the group, under US GAAP, accounted for employee share options in compliance with APB Opinion No. 25—Accounting for Stock Issued to Employees which differs in certain respects from IFRS. Under APB 25, compensation cost for fixed awards (i.e. awards under which both the exercise price and the number of shares are fixed) is determined as the difference between the fair value of the shares at the date of the award and the amount the employee has to pay for the shares. Compensation cost for variable awards (including awards subject to future performance conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest. Under IFRS and US GAAP from 1 July 2005, compensation cost charged to the income statement in respect of employee share options is determined as the fair value of the shares at the date of the award and is charged on a straight line basis to expense over the vesting period.

(l)                Deferred taxation: IFRS requires deferred tax to be recognised, with limited exceptions, in respect of temporary differences arising between the tax written down value of assets and liabilities and the book value, including temporary differences arising as a result of intra group transactions. Similarly US GAAP requires deferred tax to be recognised, with limited exceptions, for taxable temporary differences but, where assets or liabilities are transferred within a group, no deferred tax asset or liability is recognised in respect of changes in tax written down values. IFRS and US GAAP require deferred tax liabilities to be set up on all assets separately identified including brands, where there is a temporary difference, but excluding goodwill, recognised on a business combination. As the combination of GrandMet and the Guinness Group was accounted for as a merger under IFRS but as an acquisition under US GAAP as referred to in (a) above, deferred tax liabilities arose in respect of the additional acquired brand values. Other differences exist between IFRS and US GAAP including differences in respect of share options and profit on the intra group sale of inventories.

(m)        Earnings per ordinary share: Under IFRS and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(n)            Variable interest entities: Following the implementation of FIN 46(R) by Diageo for the year ended 30 June 2005, US GAAP requires the results, assets and liabilities of variable interest entities to be consolidated if the group is regarded as the primary beneficiary. The group has a number of joint arrangements with Moët Hennessy in France and the Far East, involved in the marketing and distribution of the group’s and Moët Hennessy’s premium drinks, which fall within the scope of the Interpretation and have been consolidated. Under IFRS, the group only consolidates the attributable share of the results, assets and liabilities of the joint arrangements measured according to the terms of the arrangement.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between IFRS and US GAAP (unaudited) (Continued)

For the six months ended 31 December 2005, the consolidation of variable interest entities under US GAAP increased sales by £186 million (2004—£191 million) and operating income by £19 million (2004—£24 million) as compared with IFRS. Compliance with FIN 46(R) had no effect on US GAAP net income or shareholders’ equity.

(o)           Basis of consolidation: The group has interests in a number of jointly controlled entities. Under IFRS, the group reports its interest in jointly controlled entities using proportionate consolidation. The group’s share of the assets, liabilities, sales, income and cash flows of jointly controlled entities are included in the appropriate categories of the group’s financial statements on a line by line basis. Under US GAAP, these interests are accounted for using the equity method. Under the equity method, the group’s share of the net income and net assets of the jointly controlled entities are reported as one line in the income statement and balance sheet. Applying the equity method of accounting under US GAAP for the six months ended 31 December 2005 decreased sales by £59 million and operating income by £11 million as compared with IFRS. This difference has no effect on US GAAP net income or shareholders’ equity.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

US GAAP statements of income

Statements of income under US GAAP for the six months ended 31 December 2005 and 31 December 2004 are set out below:

	Six months	Six months
	ended	ended
	31 December	31 December
	2005	2004
	£ million	£ million
Sales	5,486	5,175
Excise duties	(1,391)	(1,294)
Net sales	4,095	3,881
Cost of sales	(1,625)	(1,505)
Gross profit	2,470	2,376
Selling, general and administrative expenses	(1,260)	(1,205)
Integration and restructuring costs	—	(20)
Derivative instruments in respect of General Mills shares	(30)	(1)
Disposal of businesses	16	3
Operating income	1,196	1,153
Disposal of General Mills shares	89	59
Earnings from unconsolidated affiliates (net of income taxes)	109	75
Investment income	5	8
Interest expense	(124)	(106)
Interest income	26	32
Income before income taxes	1,301	1,221
Income taxes	(237)	(231)
Minority interest charges	(49)	(56)
Net income before cumulative effect of accounting change	1,015	934
Cumulative effect of accounting change	(2)	—
Net income after cumulative effect of accounting change	1,013	934

Excise duties comprise £274 million (2004—£295 million) of duties charged as tax on sales and £1,117 million (2004—£999 million) of duties charged as production and importation taxes.

Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

US GAAP summary consolidated balance sheet

	31 December	30 June	31 December
	2005	2005	2004
	£ million	£ million	£ million
Total current assets	6,029	5,086	6,316
Property, plant and equipment	2,084	2,035	1,941
Brands	7,507	7,223	6,954
Goodwill	3,299	3,245	3,190
Other intangible assets	59	64	68
Other long term assets	2,114	3,917	4,113
Total assets	21,092	21,570	22,582
Short term borrowings	1,078	876	2,150
Other current liabilities	3,023	2,840	3,202
Long term borrowings	3,919	3,751	2,979
Other long term liabilities	3,292	4,073	3,751
Minority interests	212	177	205
Shareholders’ equity	9,568	9,853	10,295
Total liabilities and shareholders’ equity	21,092	21,570	22,582

At 31 December 2005, capitalised software of £63 million (30 June 2005—£62 million; 31 December 2004—£79 million) is included above in property, plant and equipment on the US GAAP consolidated balance sheet, but is included in intangible assets on the IFRS consolidated balance sheet.

Statement of comprehensive income under US GAAP

Under IFRS, the group presents a consolidated statement of recognised income and expense which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the six month periods ended 31 December 2005 and 31 December 2004 is as follows:

	Six months	Six months
	ended	ended
	31 December	31 December
	2005	2004
	£ million	£ million
Net income	1,013	934
Exchange adjustments:
—unrealised gains arising during the period	72	107
—realised (gains)/losses reclassified to net income	(17)	37
Holding gains on available for sale securities
—unrealised gains/(losses) arising during the period	33	(43)
—realised gains reclassified to net income	(106)	(117)
Changes in fair value of cash flow hedges	(24)	—
	971	918
Tax credit in respect of exchange adjustments	6	—
Comprehensive income	977	918

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Employee share compensation

For the six month period ended 31 December 2004, the group complied with APB Opinion No. 25—Accounting for Stock Issued to Employees. From 1 July 2005 the group adopted the provisions of SFAS No. 123(R)—Share-Based Payment using the modified prospective transition method. Under this method, compensation expense, determined using the fair value of the underlying option or share, is charged to the income statement for new grants made in the six months ended 31 December 2005 and any unvested grants made in prior years. Compensation expense is recognised on a straight line basis over the vesting period of the share option or grant. This resulted in a charge of £13 million which is included in selling, general and administrative expenses in the six months ended 31 December 2005. In accordance with the modified prospective transition method, the US GAAP financial information for prior periods has not been restated. If the group had complied with APB 25, the compensation cost for the six months to 31 December 2005 would have been £10 million.

At 31 December 2005, there was £47 million of unrecognised compensation cost in respect of non vested share based compensation granted under the various share option and share award plans. The cost is expected to be recognised over a weighted average period of two years.

The cash received from the exercise of options for the six months ended 31 December 2005 was £30 million (2004—£27 million).

If the group had elected to recognise compensation expense based upon SFAS No. 123 from 1 July 2004, the net income and basic and diluted earnings per ordinary share for the six months ended 31 December 2004 would have been the pro forma amounts set out below:

	Six months
	ended
	31 December
	2004
	£ million
Net income
As reported under US GAAP	934
Stock-based compensation, net of related tax effects, included
in the determination of net income as reported	8
Stock-based employee compensation expense, under fair value
based method for all awards, net of related tax effects	(13)
Pro forma net income	929
Basic earnings per ordinary share
As reported under US GAAP	31.1	p
Pro forma basic earnings per ordinary share	31.0	p
Diluted earnings per ordinary share
As reported under US GAAP	31.1	p
Pro forma diluted earnings per ordinary share	31.0	p

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Employee share compensation (Continued)

The calculation under SFAS No. 123(R) of the fair value of each option and share award for the six month periods ended 31 December 2005 and 31 December 2004 used the binomial (share option plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Six months ended 31 December 2005			Six months ended 31 December 2004
	Executive			Executive
	share option	Savings	Share	share option	Savings	Share
	plans	plans	awards	plans	plans	awards
Weighted average assumptions
Risk free interest rate	4.2%	4.2%	4.2%	4.6%	4.7%	4.6%
Expected life of the options	60 months	44 months	36 months	60 months	45 months	36 months
Expected volatility	30%	30%	—	30%	30%	—
Dividend yield	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Weighted average fair value of options/awards granted in the period	188p	224p	731p	165p	216p	639p
Number of options/awards granted in the period	9.1 million	1.9 million	1.5 million	10.5 million	2.4 million	0.2 million
Fair value of all options/awards granted in the period	£17 million	£4 million	£11 million	£17 million	£5 million	£1 million

Expected volatility is based on implied volatilities from traded options on the group’s shares, historical volatility of the group’s shares and other factors. The group uses historical data to estimate option exercise and employee termination within the valuation model. The expected life of the options represents the period of time that options granted are expected to be outstanding. The risk free interest rate  is based on the UK treasury coupon strips in effect at the time of the grant, for the vesting period of the option.

Executive share option plans

(a) Diageo executive share option plan (DSOP)   This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied although the top 100 senior leaders are required to hold shares in Diageo plc. The US executives are granted options over the company’s ADSs (one ADS is equivalent to four ordinary shares).

(b) Diageo senior executive share option plan (SESOP)   This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at the market price on the date of grant. Options granted under the scheme may not normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo’s basic earnings per share before goodwill amortisation and exceptional items (EPS) over a three year period. If the increase in EPS is at least 15 percentage points greater than the increase in RPI over the same period, then all the options can be exercised. If the EPS increase is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. After this period, if the performance condition is satisfied, options can be exercised up to 10 years after the date

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Executive share option plans (Continued)

of grant. For options granted from 1 October 2004, retesting is not permitted. The US executives are granted options over the company’s ADSs.

(c) Diageo associated companies share option plan   This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The terms of the scheme are the same as for DSOP.

(d) UK executive share option schemes   The last options granted under these schemes were in 1997. The group operated executive share option schemes and a supplemental scheme for senior executives. These schemes incorporated the former GrandMet scheme, the former Guinness plc executive share option schemes and the Guinness plc 1994 employee incentive trust.

Options were granted at the market price on the date of the grant and there are no performance criteria. Options issued under these schemes may normally be exercised between three and 10 years after the date granted.

(e) US share option plan   The last options granted under this plan were in 1997. This was a long term incentive plan under which options to purchase the company’s ADSs were granted to senior US executives. Under the plan, senior executives were granted an option to purchase ADSs at the higher of the nominal value of the ADSs and the market price of the ADSs at the time the option was granted. There are no performance criteria to be met before the options can be exercised.

Savings plans

(a) UK savings-related share option scheme   The UK savings-related share option scheme is an Inland Revenue approved scheme available to all UK employees. The scheme provides a long term savings opportunity for employees. The options may normally be exercised after three or five years, according to the length of the option period chosen by the employee, at a price not less than 80% of the market value of the shares at the time of the option grant.

(b) US employee stock purchase plan   This scheme provides a long term savings and investment opportunity for US employees. The options may normally be exercised 12 months after the grant of the option at a price equivalent to 85% of the market value of the ADSs at the time of the option grant.

(c) International savings-related share option plan   The group also operates an international savings-related share option plan. The scheme provides a long term savings opportunity for employees outside the United Kingdom. The options may be exercised between one and five years after grant. The scheme has discount criteria ranging from nil to 20% devised in accordance with local conditions and practices.

Share awards

(a) Total shareholder return plan (TSR)   Under the Total Shareholder Return plan, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period—the ‘performance cycle’—subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return—the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested)—with the TSR of a peer group of 17 other companies. TSR calculations for all cycles commencing on or after 1 January 2002 are converted to a common currency (US dollars). The second performance test requires that the remuneration committee not recommend the release of awards if it considers that

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Share awards (Continued)

there has not been an underlying improvement in Diageo’s three year financial performance, typically measured by improvement in earnings per share.

(b) Discretionary incentive plan (DIP), formerly Diageo share incentive plan   The first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee.

Awards under the TSR and DIP plans were at nil award price.

Option holdings in the tables below are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at period end exchange rates.

Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the six months ended 31 December 2005 were as follows:

	Executive share option plans		Savings plans		Share awards
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price	Number
	of options	pence	of options	pence	of awards
Balance outstanding at 30 June 2005	41,697,839	660	8,987,917	554	2,750,649
Granted	9,078,434	828	1,859,524	643	1,462,418
Exercised/awarded	(3,201,481)	651	(1,555,414)	560	(74,057)
Cancelled/forfeited	(486,034)	648	(317,574)	552	—
Balance outstanding at 31 December 2005	47,088,758	696	8,974,453	575	4,139,010
Number of options exercisable at 31 December 2005	17,629,487	648	461,582	624
30 June 2005	11,598,959	595	63,263	658

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Share awards (Continued)

	Executive share option plans		Savings plans		Share awards
	Number of options	Weighted average grant date fair value pence	Number of options	Weighted average grant date fair value pence	Number of awards	Weighted average grant date fair value pence
Non vested at 30 June 2005	30,098,880	164	8,908,915	206	2,750,649	615
Granted	9,078,434	188	1,859,524	224	1,462,418	731
Vested	(9,331,243)	172	(2,013,651)	182	(74,057)	650
Cancelled/forfeited	(386,800)	157	(241,917)	217	—	—
Non vested at 31 December 2005	29,459,271	169	8,512,871	213	4,139,010	656

	31 December 2005
	Options and awards outstanding		Options exercisable
	Intrinsic value	Weighted average remaining contractual term	Intrinsic value	Weighted average remaining contractual term
	£ million	Months	£ million	Months
Executive share option plans	69	91	34	68
Savings plans	24	30	1	4
Share awards	35	21	—	—
Total	128		35

	Six months ended 31 December 2005		Six months ended 31 December 2004
	Intrinsic value of options exercised	Fair value of shares vested	Intrinsic value of options exercised	Fair value of shares vested
	£ million	£ million	£ million	£ million
Executive share option plans	6	—	6	—
Savings plans	4	—	3	—
Share awards	—	1	—	1
Total	10	1	9	1

The intrinsic value of an option is the amount by which the market value of the share at the balance sheet date exceeds the exercise price of the option.

All share option schemes, with the exception of SESOP, are equity-classified awards under FAS 123(R). SESOP is a liability-classified award which is remeasured to fair value at each balance sheet date until the award vests.

Pension plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans generally are of the defined benefit type. The significant

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

plans are in the United Kingdom, Ireland, the United States and Canada. The principal plans are funded by payments to separately administered funds or insurance companies.

The group’s periodic charge for pension plans and the funded status of the plans, calculated in accordance with SFAS No. 87—Employers’ Accounting for Pensions, were as follows:

	Six months	Six months
	ended	ended
	31 December	31 December
	2005	2004
	£ million	£ million
Service cost	55	47
Interest cost	123	130
Expected return on assets	(148)	(170)
Amortisation of:
Recognised prior service cost	8	8
Recognised net loss	46	13
Terminations, curtailments and settlements	5	4
Net periodic pension charge	89	32

The company agreed framework funding principles with the Trustees of the UK company pension scheme which provide for the company to fund the UK pension scheme deficit over a 7-year period beginning in the 2007 financial year. For the purposes of the agreement, the value of the deficit, which will be calculated using the trustees’ actuarial valuation of the scheme, will be ascertained through the planned 3-yearly valuation as of 31 March 2006. Following the completion of that valuation later in 2006, the initial annual cash contribution that Diageo will make under this funding framework is estimated to be around £100 million. At 31 December 2005 the deficit on Diageo’s UK company pension schemes, including unfunded liabilities and calculated under IAS 19, was £653 million. In addition to the deficit funding, Diageo will continue to make a cash contribution in respect of annual service, which in the year ending 30 June 2006 is expected to be £50 million. The agreed framework provides for a reassessment of the funding position on a triennial basis and allows for appropriate adjustments in company contributions in line with the deficit at that time.

Post retirement benefits other than pensions

The group also operates a number of plans, primarily in the United States, which provide employees with post retirement insurance. The plans are generally unfunded. The liability in respect of these benefits is assessed by qualified independent actuaries under the projected unit method and is included in other long term liabilities.The post retirement medical and life insurance costs for the plans, calculated in accordance with SFAS No. 106—Employers’ Accounting for Postretirement Benefits Other Than Pensions, were as follows:

	Six months ended 31 December 2005	Six months ended 31 December 2004
	£ million	£ million
Service cost	1	1
Interest cost	2	2
Amortisation of recognised net loss	1	—
Post retirement charge	4	3

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

New accounting standards and pronouncements in the United States

SFAS No. 154—Accounting Changes and Error Corrections   In May 2005, the FASB issued SFAS No. 154—Accounting Changes and Error Corrections, which is effective for periods beginning after 15 December 2005. This statement replaces APB Opinion No. 20—Accounting Changes (APB 20) and SFAS No. 3—Reporting Accounting Changes in Interim Financial Statements. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the group.

SFAS No.155—Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements Nos. 133 and 140   SFAS No.155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embeddded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No.155 is not expected to have a material effect on the results or net assets of the group.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED
CHARGES AND PREFERRED SHARE DIVIDENDS

Under IFRS (unaudited)

	Six months	Six months
	ended	ended	Year ended
	31 December	31 December	30 June
	2005	2004	2005
	£ million	£ million	£ million
Earnings
Income before taxes on income, and minority interests	1,401	1,392	1,978
Less: Income from discontinued operations before taxes on income and minority interests	—	—	(53)
Less: Share of associates’ income	(77)	(71)	(121)
Add: Dividend income receivable from associates	5	3	104
Add: Fixed charges	131	161	325
Less: Preferred share dividends payable	—	(11)	(11)
	1,460	1,474	2,222
Fixed charges (note (1))
Interest payable and other finance charges (note (2))	118	139	289
Add: Preferred share dividends payable	—	11	11
Add: One third of rental expense	13	11	25
	131	161	325
	ratio	ratio	ratio
Ratio	11.1	9.2	6.8

Notes:

(1)           The IFRS fixed charges excludes finance charges in respect of post employment plan liabilities.

(2)           Interest payable under IFRS for the six months ended 31 December 2005 includes £nil in respect of fair value adjustments to the group’s derivative instruments.

Under US GAAP (unaudited)

	Six months	Six months
	ended	ended	Year ended
	31 December	31 December	30 June
	2005	2004	2005
	£ million	£ million	£ million
Earnings
Income before taxes from continuing operations	1,301	1,221	1,851
Less: Share of unconsolidated affiliates’ income other than 50% associates	(98)	(80)	(144)
Add: Dividend income receivable from unconsolidated affiliates other than 50% associates	5	3	104
Add: Fixed charges	137	128	241
Less: Preferred share dividends payable	—	(11)	(11)
	1,345	1,261	2,041
Fixed charges
Interest payable (note (1))	124	106	205
Add: Preferred share dividends payable	—	11	11
Add: One third of rental expense for continuing operations	13	11	25
	137	128	241
	ratio	ratio	ratio
Ratio	9.8	9.9	8.5

Note:

(1)           Interest payable under US GAAP for the six months ended 31 December 2005 includes a £6 million charge (31 December 2004—a credit of £33 million; 30 June 2005—a credit of £75 million) in respect of fair value adjustments to the group’s derivative instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)
Date: 27 March, 2006	/s/ NC Rose
	Name:	NC Rose
	Title:	Chief Financial Officer